                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Coventry Industries Corp.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)




                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)



                                    222864100
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                Stephen Rosedale
                          4700 Ashwood Drive, Suite 200
                             Cincinnati, Ohio 45241
                                 (513) 489-7100
--------------------------------------------------------------------------------

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                               December 7, 1998
--------------------------------------------------------------------------------

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                              Page 1 of 106 Pages

---------------------------------------------                                           --------------------------------------------
CUSIP NO. 222864100                                              13D                                            PAGE 2 OF 4 PAGES
          ---------                                              --                                                  -    -
---------------------------------------------                                           --------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Stephen Rosedale
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [x]
                                                                                     (b) [ ]
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                           O0-Reporting Person acquired shares of Issuer in exchange for shares of corporation controlled by
                           Reporting Person.
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                              [ ]
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A
------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER       756,800

         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER     3,777,961
        BENEFICIALLY
          OWNED BY
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER  756,800
        PERSON WITH

                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER    0

------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       756,800

------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                         [ ]

------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          15.96%

------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*
                                           IN

------------------------------------------------------------------------------------------------------------------------------------


                               Page 2 of 106 Pages

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this Schedule relates is the common stock, par value $.001 per share (the "Issuer Common Stock"), of Coventry Industries Corp., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7777 Glades Road, Suite 211, Boca Raton, Florida 33434.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by Stephen Rosedale, an individual. Stephen Rosedale is sometimes referred to herein individually as a "Reporting Person" or as "Mr. Rosedale."

ITEM 2. (a)(b)(c)

         (a)      Stephen Rosedale

         (b)      4700 Ashwood Drive, Suite 200, Cincinnati, Ohio 45241

         (c) Stephen Rosedale serves as the President and Chief Executive Officer of Communicare Health Services, Inc. and BSD Healthcare Industries, Inc. ("BSD").

         (d) During the last five years, Stephen Rosedale has not been convicted in a criminal proceeding.

         (e) During the last five years, Stephen Rosedale has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Stephen Rosedale is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Stephen Rosedale acquired the shares which are the subject of this statement in exchange for 1,122,042 shares of BSD (the "BSD Common Stock") on December 7, 1998 (the "Exchange"). In the Exchange, the 1,122,042 shares of BSD Common Stock held by Stephen Rosedale were exchanged for 756,800 shares of Issuer Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         Stephen Rosedale acquired 756,800 shares of Issuer Common Stock pursuant to an Exchange Agreement (the "Exchange Agreement") dated as of September 29, 1998 among the Issuer, BSD, Stephen Rosedale, Ronald Wilheim, and People First Staffing LLC ("PFS"). The purpose of this transaction was for Stephen Rosedale to acquire control of the Issuer.

          On December 7, 1998, Mr. Rosedale exchanged 1,122,042 shares of BSD Common Stock for 756,800 newly-issued shares of the Issuer Common Stock. On the same date, Ronald Wilheim, the son of Stephen Rosedale, exchanged 280,512 shares of BSD Common Stock for 189,200 newly-issued shares of Issuer Common Stock. Following the consummation of these exchanges, Mr. Rosedale and Mr. Wilheim held 946,000 shares of Issuer Common Stock, or 19.95% of the issued and outstanding shares of Issuer Common Stock on a fully diluted basis, and the Issuer held 1,402,554 shares of BSD Common Stock, or 80.10% of the issued and outstanding shares of BSD Common Stock on a fully diluted basis. The Exchange Agreement provides that a second exchange (the "Second Exchange") will be effected in 1999, whereupon Mr. Rosedale and Mr. Wilheim will exchange 100% of the membership interests of PFS for additional newly-issued shares of Issuer Common Stock. Following completion of the Second Exchange, Mr. Rosedale and Mr. Wilheim will hold, in the aggregate, 80.10% of the issued and outstanding shares of Issuer Common Stock on a fully diluted basis.





                              Page 3 of 106 Pages

         The Issuer has committed to nominating Stephen Rosedale for election to its Board of Directors, but Mr. Rosedale has not yet accepted the nomination.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Stephen Rosedale beneficially owns 756,800 shares of Issuer Common Stock, which represents approximately 15.96% of the total issued and outstanding shares of Issuer Common Stock.

         (b) Stephen Rosedale has sole dispositive power over 756,800 shares of Issuer Common Stock. Pursuant to the Voting Agreement described in Item 6 below, Mr. Rosedale has shared voting power over 3,777,961 shares of Issuer Common Stock.

         (c) In the past 60 days, Stephen Rosedale has had no transactions in Issuer Common Stock, except as described in Item 4 above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock beneficially owned by Stephen Rosedale.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Stephen Rosedale received shares of Issuer Common Stock pursuant to the Exchange Agreement. See Item 4 above.

         Mr. Rosedale, Mr. Wilheim and certain other principal shareholders of the Issuer entered into a Voting Agreement dated as of December 3, 1998 (the "Voting Agreement") pursuant to which each such shareholder agreed to vote his, her or its shares of Issuer Common Stock in favor of approval of the Exchange Agreement, the other transactions contemplated by the Exchange Agreement and any other transactions or items recommended by the Board of Directors of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The Exchange Agreement is filed as Exhibit A hereto and incorporated herein.

         The Voting Agreement is filed as Exhibit B hereto and incorporated herein.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 7, 1998                /s/ Stephen Rosedale
                                         ---------------------------------------
                                         Stephen Rosedale





                              Page 4 of 106 Pages

                                 EXHIBIT INDEX
                                                                    Page
                                                                    ----
           Exchange Agreement ....................................    6

           Voting Agreement ......................................   99

                                                                       EXHIBIT A

EXCHANGE AGREEMENT



THIS EXCHANGE AGREEMENT, dated as of September 29, 1998, by and among COVENTRY INDUSTRIES, INC., a Florida corporation ("COVENTRY"), BSD HEALTHCARE INDUSTRIES, INC., a Florida corporation ("BSD"), the Shareholders of BSD as set forth on Schedule "A" attached hereto and made a part hereof (individually a "Shareholder" and collectively, the "Shareholders"), PEOPLE FIRST STAFFING LLC, an Ohio limited liability company ("PF"), and the Members of PF listed on Schedule "B" attached hereto and made a part hereof (individually a "MEMBER" and collectively, the "MEMBERS").

WHEREAS, Coventry is a corporation organized under the laws of the State of Florida and is responsible for filing certain reports with the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934;

WHEREAS, BSD operates a respiratory therapy and respiratory therapy management business through its wholly owned subsidiaries, Respiratory Care Services, Inc., an Indiana corporation ("RCS"), and RCS Subacute, Inc., also an Indiana corporation ("RCSS"),

WHEREAS, the Shareholders own an aggregate of 1,402,555 shares (or 80.10%) of the outstanding common stock of BSD (the "BSD SHARES");

WHEREAS, at the time of the Second Closing (as hereinafter defined), PF will be an employee leasing company which will have significant long-term contracts for such services covering approximately six thousand (6,000) employees;

WHEREAS, the Members own one hundred percent (100%) of the membership interests in PF (the "PF MEMBERSHIP INTERESTS");

WHEREAS, Coventry wishes to issue a number of shares equal to 19.95% of its outstanding shares of common stock (the "BSD CONSIDERATION") to the Shareholders in exchange for the BSD Shares, and the closing of the BSD Consideration (the "First Closing") will occur pursuant to the terms and conditions hereof;

WHEREAS, in exchange for the PF Membership Interests, Coventry wishes to issue a number of shares to the Members, which, when aggregated with the shares issued in the BSD Consideration, will equal an aggregate of 80.10% of the issued and outstanding shares of Coventry on the date of such issuance (the "PF CONSIDERATION") (the BSD Consideration and the PF Consideration sometimes collectively referred to as the "COVENTRY SHARES") and the Closing of the PF Consideration (the "Second Closing") will occur pursuant to the terms and conditions hereof.

WHEREAS, the parties desire both the BSD Exchange (as defined in Section 2.2 hereof) and the PF Exchange (also as defined in Section 2.2 hereof) (as defined in Section 2.2 hereof (the BSD Exchange and the PF Exchange sometimes collectively referred to as the "CONTEMPLATED TRANSACTIONS") to be tax-free exchanges pursuant to Section 368 or 351 of the Internal Revenue Code;

NOW, THEREFORE, in consideration of the mutual terms, conditions and other agreements set forth herein, the parties hereto hereby agree as follows:

AGREEMENT

The parties, intending to be legally bound, agree as follows:



ARTICLE .

DEFINITIONS

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Article I:

"ACQUIRED COMPANIES" --  BSD, RCS, RCSS and PF, collectively.

"APPLICABLE CONTRACT" -- any Contract (a) under which any Acquired Company or Coventry has or may acquire any rights, (b) under which any Acquired Company or Coventry has or may become subject to any obligation or liability, or (c) by which any Acquired Company or Coventry or any of their respective assets owned or used by it is or may become bound.

"BREACH" -- a "Breach" of a representation, warranty, covenant, obligation, or other provision of this Agreement or any instrument delivered pursuant to this Agreement will be deemed to have occurred if there is or has been (a) any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation, or other provision, or (b) any claim (by any Person) or other occurrence or circumstance that is or was inconsistent with such representation, warranty, covenant, obligation, or other provision.

"CLOSING DATES" -- the dates and times as of which the First Closing and the Second Closing actually take place.

"CONSENT" -- any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

"CONTRACT" -- any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

"DISCLOSURE LETTER"-- the disclosure letter delivered by the parties to each other prior to the First Closing and to be attached hereto and made a part hereof, effective at the First Closing.

"ENCUMBRANCE" -- any charge, claim, community property interest, condition, encumbrance, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

"ENVIRONMENT" -- soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

"ENVIRONMENTAL, HEALTH, AND SAFETY LIABILITIES" -- any cost damages, expense, liability, obligation, or other responsibility arising from or under any Environmental Law or Occupational Safety and Health Law and consisting of or relating to:

()any environmental, health, or safety matters or conditions (including on-site or off-site contamination, occupational safety and health, and regulation of chemical substances or products);

()fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, demands and responses, investigative, remedial, or inspection costs and expenses arising under any Environmental Law or Occupational Safety and Health Law;

() financial responsibility under any Environmental Law or Occupational Safety and Health Law for cleanup costs or corrective action, including any investigation, cleanup, removal, containment, or other remediation or response actions ("Cleanup") required by any applicable Environmental Law or Occupational Safety and Health Law (whether or not such Cleanup has been required or requested by any Governmental Body or any other Person) and for any natural resource damages; or

()any other compliance, corrective, investigative, or remedial measures required under Environmental Law or Occupational Safety and Health Law.

The terms "removal," "remedial," and "response action," include the types of activities covered by the United States Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., as amended ("CERCLA").

"ENVIRONMENTAL LAW" -- any Legal Requirement that requires or relates to:

()advising appropriate authorities, employees and the public of intended or actual releases of pollutants or hazardous substances or materials, violations of discharge limits, or other prohibitions and of the commencement of activities, such as resource extraction or construction, that could have a significant impact on the Environment;

()preventing or reducing to acceptable levels the release of pollutants or hazardous substances or materials into the Environment;

()reducing the quantities, preventing the release, or minimizing the hazardous characteristics of wastes that are generated;

()assuring that products are designed, formulated, packaged, and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of;

()protecting resources, species, or ecological amenities;

()reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil, or other potentially harmful substances;

()cleaning up pollutants that have been released, preventing the threat of release, or paying the costs of such clean up or prevention; or

()making responsible parties pay private parties, or groups of them, for damages to their health or the Environment, or permitting self-appointed representatives of the public interest to recover for injuries to public assets.

"ERISA" -- the Employee Retirement Income Security Act of 1974 or any successor law, and the regulations and rules issued pursuant to that Act or any successor law.

"FACILITIES" -- any real property, leaseholds, or other interests currently or formerly owned or operated by any Acquired Company or Coventry, as the case may be, and any buildings, plants, structures or equipment (including motor vehicles, tank cars, and rolling stock) currently or formerly owned or operated by any Acquired Company or Coventry, as the case may be.

"GAAP" -- generally accepted United States accounting principles, applied on a basis consistent with the basis on which the balance sheet and the other financial statements referred to in Sections 3.4, 4.4 and 5.4 were prepared.

"GOVERNMENTAL AUTHORIZATION" -- any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

"GOVERNMENTAL BODY" -- any:

()nation, state, county, city, town, village, district, or other jurisdiction of any nature;

()federal, state, local, municipal or other government; or

()governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal).

"HAZARDOUS ACTIVITY" -- the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment, or use (including any withdrawal or other use of groundwater) of Hazardous Materials in, on, under, about, or from the Facilities or any part thereof into the Environment, and any other act, business, operation, or thing that poses an unreasonable risk of harm to persons or property on or off the Facilities, or that may affect the value of the Facilities or the Acquired Companies.

"HAZARDOUS MATERIALS" -- any waste or other hazardous substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive or toxic, or a pollutant or a contaminant under or pursuant to any Environmental Law, including any admixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials.

"IRC" -- the Internal Revenue Code of 1986 or any successor law, and the regulations issued by the IRS pursuant to the Internal Revenue Code or any successor law.

"IRS" -- the United States Internal Revenue Service or any successor agency and, to the extent relevant, the United States Department of the Treasury.

"KNOWLEDGE" -- an individual will be deemed to have "Knowledge" of a particular fact or other matter if such individual is actually aware of such fact or other matter. A Person (other than an individual) will be deemed to have "Knowledge" of a particular fact or other matter if any individual who is serving or has served, as a director, officer, partner, executor, or trustee of such Person (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matter.

"LEGAL REQUIREMENT"-- any federal, state, local, municipal, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty including, without limitation, land use and zoning restrictions, environmental laws and regulations, OSHA laws and regulations, health and safety codes, labor and employment practices, immigration, anti-competitive practices, advertising and labeling rules, customs, tariff and importation rules, the Fair Packaging and Labeling Act, the Magnuson-MOSS Warranty Act, and the Consumer Product Safety Act.

"OCCUPATIONAL SAFETY AND HEALTH LAW" -- any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether governmental or private (including those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

"ORDER" -- any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

"ORDINARY COURSE OF BUSINESS" -- an action taken by a Person will be deemed to have been taken in the "Ordinary Course of Business" only if such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person.

"ORGANIZATIONAL DOCUMENTS" -- (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; (e) any organizational document of a limited liability company; and (f) any amendment to any of the foregoing.

"PERSON" -- any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

"PROCEEDING" -- any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

"RELATED PERSON" -- with respect to a particular individual:

()each other member of such individual's Family;

()any Person that is directly or indirectly controlled by such individual or one or more members of such individual's Family;

()any Person in which such individual or members of such individual's Family hold (individually or in the aggregate) a Material Interest; and

()any Person with respect to which such individual or one or more members of such individual's Family serves as a director, officer, partner, executor, or trustee (or in a similar capacity).

With respect to a specified Person other than an individual:

()any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with, such specified Person;

()any Person that holds a Material Interest in such specified Person;

()each Person that serves as a director, officer, partner, executor, or trustee of such specified Person (or in a similar capacity);

()any Person in which such specified Person holds a Material Interest;

()any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity); and

()any Related Person of any individual described in clause (b) or (c).

For purposes of this definition, (a) the "FAMILY" of an individual includes (i) the individual, (ii) the individual's spouse, (iii) any other natural person who is related to the individual or the individual's spouse within the second degree, and (iv) any other natural person who resides with such individual, and
(b) "MATERIAL INTEREST" means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of voting securities or other voting interests representing at least five percent (5%) of the outstanding voting power of a Person or equity securities or other equity interests representing at least five percent (5%) of the outstanding equity securities or equity interests in a Person.

"RELEASE" -- any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, or other releasing into the Environment, whether intentional or unintentional.

"REPRESENTATIVE" -- with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

"SECURITIES ACT" -- the Securities Act of 1933 or any successor law, and the regulations and rules issued pursuant to that Act or any successor law.

"SUBSIDIARY" -- with respect to any Person (the "Owner"), any corporation or other Person (x) of which securities or other interests having the power to elect a majority of that corporation's or other Person's board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) or (y) of which fifty percent (50%) or more of any class of securities or other equity interests, are held by the Owner or one or more of its Subsidiaries; when used without reference to a particular Person, "Subsidiary" means a Subsidiary of Coventry.

"TAX" -- any tax imposed by any Legal Requirement.

"TAX RETURN" -- any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.


"THREAT OF RELEASE" -- a substantial likelihood of a Release that may require action in order to prevent or mitigate damage to the Environment that may result from such Release.

"THREATENED" -- a claim, Proceeding, dispute, action, or other matter will be deemed to have been "Threatened" if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken or otherwise pursued in the future.


ARTICLE

DUE DILIGENCE PERIOD; EXCHANGE
OF SHARES AND MEMBERSHIP

INTERESTS FOR COMMON STOCK

2. DUE DILIGENCE

Each of Coventry, the Shareholders and the Members shall have a period commencing on the date hereof and expiring at six o'clock (6:00) p.m. on the date that is sixty (60) days following the parties' receipt of a fully-executed copy of this Agreement (the "DUE DILIGENCE PERIOD"), at their respective sole cost and expense, to (a) inspect the Facilities, (b) evaluate the Contemplated Transactions, (c) analyze and review the books, records, disclosures, documents, agreements, assets and liabilities relating to Coventry and its Subsidiaries and the Acquired Companies, and (d) conduct such tests, investigations, studies and reports as they may determine to be desirable in connection therewith. If any such review, inspections, tests, investigations or studies are unsatisfactory, or, if there are any matters relating to Coventry or its Subsidiaries or their businesses, assets or liabilities which are unsatisfactory, in each case in the sole and absolute discretion of the Shareholders and Members, or if they determine, in their sole and absolute discretion, during the Due Diligence Period, not to proceed with the Contemplated Transactions, the Shareholders and/or Members may terminate this Agreement by notice to Coventry not later than six o'clock (6:00) p.m. on the last day of the Due Diligence Period. If any such review, inspections, tests, investigations or studies are unsatisfactory, or, if there are any matters relating to the Acquired Companies or their businesses, assets or liabilities which are unsatisfactory, in each case in the sole and absolute discretion of Coventry, or if it determines, in its sole and absolute discretion, during the Due Diligence Period, not to proceed with the Contemplated Transactions, Coventry may terminate this Agreement by notice to the Shareholders and the Members not later than six o'clock (6:00) p.m. on the last day of the Due Diligence Period. Upon any such termination pursuant to this
Section 2.1, neither party shall have any further liability to the other party pursuant hereto, except for any liability that, pursuant to the provisions of this Agreement, is expressly made to survive the termination hereof. Each party shall cooperate with, and shall cause its Subsidiaries and Representatives to cooperate with, the other parties in connection with the due diligence set forth in this Section 2.1.

2. AGREEMENT TO EXCHANGE BSD SHARES AND MEMBERSHIP INTERESTS FOR
THE COVENTRY SHARES.

Upon the terms and subject to the conditions set forth herein, (i) the Shareholders shall transfer the BSD Shares to Coventry and, simultaneously therewith, Coventry shall transfer to the Shareholders the BSD Consideration (the "BSD EXCHANGE"); and (ii) the Members shall transfer the PF Membership Interests to Coventry and, simultaneously therewith, Coventry shall transfer the PF Consideration to the Members (the "PF EXCHANGE").

2. CLOSING.

The closing of the BSD Exchange shall take place within ten (10) days after the later of (x) the satisfaction, waiver or expiration of the Due Diligence Period and (y) the conditions precedent to such Closing set forth in Article XI hereof have been satisfied (the "FIRST CLOSING"). The closing of the PF Exchange shall take place as soon as practicable after the conditions precedent to such closing set forth in Articles XII and XIII hereof have been satisfied but in no event later than the Contingency Date (as defined in Article XIII hereof) (the "SECOND CLOSING") (the First and Second Closing sometimes collectively referred to as the "CLOSING"). Both the First Closing and the Second Closing shall take place at the offices of Broad and Cassel, 7777 Glades Road, Boca Raton, Florida 33434, or such other place as the parties shall agree.

ARTICLE

REPRESENTATIONS AND WARRANTIES OF BSD

BSD represents and warrants to Coventry, except as set forth in the Disclosure Letter, as follows (all references in this Article III to the delivery of documents or schedules shall mean delivery on or prior to the First Closing Date and all representations and warranties in this Article III are made as to BSD and all Subsidiaries thereof):

3. ORGANIZATION AND GOOD STANDING

(a) BSD and its subsidiaries, RCS and RCSS, are each corporations duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under Applicable Contracts. As set forth on Part 3.1 of the Disclosure Letter, BSD and its subsidiaries, RCS and RCSS, are duly qualified to do business as foreign corporations and are in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by them, or the nature of the activities conducted by them, require such qualification.

(b) BSD has delivered to Coventry copies of the Organizational Documents of BSD, as currently in effect.

3. AUTHORITY; NO CONFLICT

(a) his Agreement constitutes the legal, valid, and binding obligation of BSD, enforceable against BSD in accordance with its terms. Upon the execution and delivery by BSD of this Agreement and all agreements contemplated herein to which BSD are a party (collectively, the "BSD CLOSING DOCUMENTS"), this Agreement and the BSD Closing Documents will constitute the legal, valid, and binding obligations of BSD, enforceable against BSD in accordance with their respective terms except as such enforcement is limited by bankruptcy, insolvency, or other laws affecting creditors' rights generally. BSD has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and the BSD Closing Documents and to perform its obligations under this Agreement and the BSD Closing Documents.

(b) Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of BSD, or (B) any resolution adopted by the board of directors or the shareholders of BSD;

(ii) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which BSD, or any of the assets owned or used by BSD, may be subject;

(iii) contravene, conflict with, or result in a violation of, any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by BSD or that otherwise relates to the business of, or any of the assets owned or used by, BSD;

(iv) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by BSD.

(c) Except as set forth in Part 3.2 of the Disclosure Letter, BSD is not and will not be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

3. CAPITALIZATION

The authorized equity securities of BSD consist of 50,000 shares of common stock, par value $.001 per share, of which 1,751,005 shares are issued and outstanding and the 5,000,000 shares of preferred stock, par value $.001 per share, of which none are outstanding. The Shareholders are and will be on the First Closing Date the record and beneficial owners of the BSD Shares. All of the BSD Shares are free and clear of all Encumbrances. All of the BSD Shares have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth on Part 3.3 of the Disclosure Letter, there are no Contracts relating to the issuance, sale, or transfer of any equity securities or other securities of BSD. None of the outstanding equity securities or other securities of BSD was issued in violation of the Securities Act or any other Legal Requirement. BSD does not own, or have any Contract to acquire, any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business, except RCS and RCSS.

3. FINANCIAL STATEMENTS

BSD has delivered to Coventry: a balance sheet of BSD as at December 31, 1997 (including the notes thereto, the "BSD BALANCE SHEET"), and the related statements of income, changes in shareholders' equity, and cash flow for the fiscal years then ended, together with the report thereon of J.H. Cohn & Co., independent certified public accountants. Such financial statements and notes fairly present the financial condition and the results of operations, changes in the shareholders' equity, and cash flow of BSD as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP; the financial statements referred to in this Section 3.4 reflect the consistent application of such accounting principles throughout the periods involved. No financial statements of any Person other than BSD, RCS and RCSS are required by GAAP to be included in the financial statements of BSD.

3.5 BOOKS AND RECORDS

The books of account, minute books and stock record books of BSD, all of which have been made available to Coventry, are correct in all material respects. The minute books of BSD contain accurate and complete records of all meetings held of, and corporate action taken by, the shareholders, the Board of Directors, and committees of the Board of Directors of BSD, and no meeting of any shareholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute book. At the Closing, all of those books and records will be in the possession of BSD.

3.6 TITLE TO PROPERTIES; ENCUMBRANCES

Part 3.6 of the Disclosure Letter contains a complete and accurate list of all real property, leaseholds, or other interests therein owned by BSD. BSD has delivered to Coventry copies of the deeds and other instruments (as recorded) by which BSD acquired such real property and interests, and copies of all title insurance policies, opinions, abstracts, and surveys in the possession of BSD and relating to such property or interests. BSD owns (with good and marketable title in the case of real property, subject only to the matters permitted by the following sentence) all the properties and assets (whether real, personal, or mixed and whether tangible or intangible) that it purports to own located in the facilities owned or operated by BSD or reflected as owned in the books and records of BSD, including all of the properties and assets reflected in the BSD Balance Sheet (except for assets held under capitalized leases disclosed in Part
3.6 of the Disclosure Letter and personal property sold since the date of the BSD Balance Sheet, as the case may be, in the Ordinary Course of Business), and all of the properties and assets purchased or otherwise acquired by BSD since the date of the BSD Balance Sheet (except for personal property acquired and sold since the date of the BSD Balance Sheet in the Ordinary Course of Business and consistent with past practice). All properties and assets reflected in the BSD Balance Sheet are free and clear of all Encumbrances and are not, in the case of real property, subject to any rights of way, building use restrictions, exceptions, variances, reservations, or limitations of any nature except, with respect to all such properties and assets, (a) mortgages or security interests shown on the BSD Balance Sheet as securing specified liabilities or obligations, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (b) mortgages or security interests incurred in connection with the purchase of property or assets after the date of the BSD Balance Sheet (such mortgages and security interests being limited to the property or assets so acquired), with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists,
(c) liens for current taxes not yet due, and (d) with respect to real property,
(i) minor imperfections of title, if any, none of which is substantial in amount, materially detracts from the value or impairs the use of the property subject thereto, or impairs the operations of BSD, and (ii) zoning laws and other land use restrictions that do not impair the present or anticipated use of the property subject thereto.

3. 7 ACCOUNTS RECEIVABLE

All accounts receivable of BSD that are reflected on the BSD Balance Sheet or on the accounting records of BSD as of the Closing Date (collectively, the "BSD ACCOUNTS RECEIVABLE") represent or will represent valid obligations arising from sales actually made or services actually performed in the Ordinary

Course of Business. Except as set forth in Part 3.7 of the Disclosure Letter, all BSD Accounts Receivable are current and expected to be collectible in the Ordinary Course of Business, net of reserves for uncollectible accounts; provided, however, that this provision is not a guaranty of collectibility.

3. 8 INVENTORY

All inventory of BSD, whether or not reflected in the BSD Balance Sheet, consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the BSD Balance Sheet or on the accounting records of BSD as of the Closing Date, as the case may be.

3.9 NO UNDISCLOSED LIABILITIES

Except as set forth in Part 3.9 of the Disclosure Letter, BSD has no liabilities or obligations of any nature (whether known or unknown, and whether absolute, accrued, contingent, or otherwise) except for liabilities or obligations reflected or reserved against in the BSD Balance Sheet and current liabilities incurred in the Ordinary Course of Business since the date of the BSD Balance Sheet.

3.10 TAXES

(a) BSD has filed or caused to be filed on a timely basis all Tax Returns that are or were required to be filed by or with respect to it, pursuant to applicable Legal Requirements. BSD has delivered to Coventry copies of, and Part
3.10 of the Disclosure Letter contains a complete and accurate list of, all such Tax Returns filed since January 1, 1996. BSD has paid, or made provision for the payment of, all Taxes that have or may have become due pursuant to those Tax Returns or otherwise, or pursuant to any assessment received by BSD, except such Taxes, if any, as are listed in Part 3.10 of the Disclosure Letter and are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided in the BSD Balance Sheet.

(b) To the Knowledge of BSD, the charges, accruals, and reserves with respect to Taxes on the books of BSD are adequate (determined in accordance with GAAP) and are at least equal to BSD's liability for Taxes. There exists no proposed tax assessment against BSD except as disclosed in the BSD Balance Sheet or in Part
3.10 of the Disclosure Letter. All Taxes that BSD is or was required by Legal Requirements to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Body or other Person.

(c) All Tax Returns filed by BSD are true and correct in all material respects. There is no tax sharing agreement that will require any payment by BSD after the date of this Agreement.

(d) Except as set forth in Part 3.10 of the Disclosure Letter, BSD has not been audited by, or received any notice of audit from, any taxing authority since January 1, 1996.

3.11 NO MATERIAL ADVERSE CHANGE

Since the date of the BSD Balance Sheet, except as set forth in Part 3.11 of the Disclosure Letter, there has not been any material adverse change in the business, operations, properties, assets, or condition of BSD, and to the Knowledge of BSD, no event has occurred or circumstance exists that may result in such a material adverse change.

3.12 EMPLOYEES, EMPLOYMENT AGREEMENTS, LABOR MATTERS, BENEFIT
PLANS, ETC.

(a) Except as set forth on Part 3.12 of the Disclosure Letter, neither BSD nor any Subsidiary has, or is bound by, any oral or written employment, bonus, performance, compensation, commission, management, pension, retirement, stock purchase, savings, profit-sharing, retainer, group insurance, termination, severance, consulting, sales representative, distributor or similar incentive or benefit agreements, contracts, understandings or arrangements with any of its personnel.

(b) BSD and its Subsidiaries have paid in full all wages, salaries, commissions, bonuses, vacation pay, sick pay and other direct and indirect compensation and benefits earned by all employees, representatives, contractors and agents through the date of the First Closing, as well as all payroll and withholding taxes and all payroll overheads. There are no bonuses or commissions accrued or payable by BSD or any Subsidiaries with respect to any fiscal periods ending on or before June 30, 1998 that remain unpaid in whole or in part, or which are in dispute or the subject of any claim.

(c) Part 3.12 of the Disclosure Letter contains a true and complete list of all current employees, consultants, representatives, agents, and contractors of BSD and its Subsidiaries, together with job title and description and current compensation rates (salary, bonus, commission and otherwise), and identification of which Subsidiary is the employer of such persons.

(d) Except as set forth in Part 3.12 of the Disclosure Letter, there are no collective bargaining agreements or union or labor agreements to which BSD or any Subsidiary is a party or is bound or affecting the business thereof. Except as set forth in Part 3.12 of the Disclosure Letter, there are no pending, and during the five (5) years preceding the date of this Agreement there have been no, disputes, strikes, work slow-downs, walkouts, disturbances, slowdowns, grievances, arbitrations, or filings of any actions, claims, litigation, proceedings, investigations or complaints of unfair labor practices, harassment, discrimination, wrongful termination, wage or back pay demands or other employment-related difficulties with respect to any employees of BSD or any Subsidiary, and BSD knows of no basis for any of the foregoing. Each collective bargaining agreement or other union contract set forth in Part 3.12 of the Disclosure Letter (each a "BSD UNION CONTRACT") is in full force and effect; BSD has made all payments and contributions due under such BSD Union Contract and is otherwise in full compliance with the terms and conditions of such BSD Union Contract, and there are no defaults under the BSD Union Contract or claims thereof by the union, any employees or any governmental or labor relations agency. There are no disputes or grievances pending or Threatened with respect to any BSD Union Contract or any employees covered thereby, and BSD knows of no basis for any of the foregoing.

(e) Except as set forth on Part 3.12 of the Disclosure Letter, BSD and its Subsidiaries are not covered by and do not maintain, participate in, contribute to, or operate any pension, retirement, profit-sharing, 401(k) or other employee benefit plan, do not maintain or contribute to and are not required to contribute to any employee benefit plan (within the meaning of Section 3(2) of ERISA), which is intended to qualify under paragraph 401(a) of the IRC, and BSD and its Subsidiaries have not been required to contribute to any employee benefit plan which is a multi-employer plan (within the meaning of Section 3(37) of ERISA) in the five (5) years immediately preceding the date hereof. BSD and its Subsidiaries have no responsibility for and have not assumed any pension-related or employee benefit plan-related liabilities (including, without limitation, withdrawal liability) of any other predecessor business or person. With respect to each and every employee benefit plan of BSD and its Subsidiaries identified on Part 3.12 of the Disclosure Letter (each, a "BSD BENEFIT PLAN"), each BSD Benefit Plan conforms to, and its administration is in compliance with, applicable federal laws, including, but not limited to, ERISA and the IRC. There are no pending, or Threatened or anticipated, audits, assessments, disputes or claims by, on behalf of, or against, any BSD Benefit Plan, BSD or any Subsidiary by any participant or beneficiary thereunder or any governmental agency.

(f) BSD and its Subsidiaries have fully paid and performed all liabilities and obligations whatsoever relating to their participation in the multi-employer pension plans set forth in Part 3.12 of the Disclosure Letter, including, without limitation, payment of all contributions and assessments, whether imposed by such plan or the trustees thereof or ERISA, as amended by the Multi-Employers Pension Plan Amendment Act of 1980, or otherwise. There are no pending, or Threatened or anticipated, audits, assessments, disputes or claims by, on behalf of, or against, BSD or any Subsidiary by any such plan, the trustees thereof, any related union, any participant or beneficiary thereunder or any governmental agency.

3.13 COMPLIANCE WITH LEGAL REQUIREMENTS; GOVERNMENTAL AUTHORIZATIONS

(a) Except as set forth in Part 3.13 of the Disclosure Letter:

(i) BSD is in compliance in all material respects with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets;

(ii) no event has occurred or circumstance exists that (with or without notice or lapse of time or both) (A) may constitute or result in a material violation by BSD of, or a material failure on the part of BSD to comply with, any Legal Requirement, or (B) may give rise to any obligation on the part of BSD to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

(iii) BSD has not received at any time any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential material violation of, or material failure to comply with, any Legal Requirement, or (B) any actual, alleged, possible, or potential material obligation on the part of BSD to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(b) Part 3.13 of the Disclosure Letter contains a complete and accurate list of each material Governmental Authorization that is held by BSD or that otherwise relates to the business of, or to any of the assets owned or used by, BSD. Each material Governmental Authorization listed or required to be listed in Part 3.13 of the Disclosure Letter is valid and in full force and effect. Except as set forth in Part 3.13 of the Disclosure Letter:

(i) BSD is in compliance in all material respects with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Part 3.13 of the Disclosure Letter;

(ii) no event has occurred or circumstance exists that may (with or without notice or lapse of time or both) (A) constitute or result directly or indirectly in a material violation of or a material failure to comply with any term or requirement of any material Governmental Authorization listed or required to be listed in Part 3.13 of the Disclosure Letter, or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any material Governmental Authorization listed or required to be listed in Part 3.13 of the Disclosure Letter;

(iii) BSD has not received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential material violation of or material failure to comply with any material term or requirement of any Governmental Authorization, or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any material Governmental Authorization; and

(iv) all applications required to have been filed for the renewal of the material Governmental Authorizations listed or required to be listed in Part
3.13 of the Disclosure Letter have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such material Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies.

The Governmental Authorizations listed in Part 3.13 of the Disclosure Letter collectively constitute all of the material Governmental Authorizations necessary to permit BSD to lawfully conduct and operate its business in the manner in which it currently conducts and operates such business and to permit BSD to own and use its assets in the manner in which it currently owns and uses such assets.

3.14 LEGAL PROCEEDINGS; ORDERS

(a) Except as set forth in Part 3.14 of the Disclosure Letter, there is no pending Proceeding:

(i) that has been commenced by or against BSD or that otherwise relates to or may affect the business of, or any of the assets owned or used by, BSD; or

(ii) that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions.

To the Knowledge of BSD, (1) no such Proceeding has been Threatened, and (2) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding. BSD has delivered to Coventry copies of all pleadings, correspondence, and other documents relating to each Proceeding listed in Part 3.14 of the Disclosure Letter. The Proceedings listed in Part 3.14 of the Disclosure Letter will not have a material adverse effect on the business, operations, assets, condition, or prospects of BSD.

(b) Except as set forth in Part 3.14 of the Disclosure Letter:

(i) there is no Order to which BSD, or any of the assets owned or used by BSD, is subject; and

(ii) no officer, director, agent, or key employee of BSD is subject to any Order that prohibits such officer, director, agent, or key employee from engaging in or continuing any conduct, activity, or practice relating to the business of BSD.

(c) Except as set forth in Part 3.14 of the Disclosure Letter:

(i) BSD is in compliance with all of the terms and requirements of each Order to which it, or any of the assets owned or used by it, is or has been subject;

(ii) No event has occurred or circumstance exists that may constitute or result in (with or without notice or lapse of time or both) a violation of or failure to comply with any term or requirement of any Order to which BSD, or any of the assets owned or used by BSD, is subject; and

(iii) BSD has not received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any material term or requirement of any Order to which BSD, or any of the assets owned or used by BSD, is or has been subject.

3.15 ABSENCE OF CERTAIN CHANGES AND EVENTS

Except as set forth in Part 3.15 of the Disclosure Letter, since the date of the BSD Balance Sheet, BSD has conducted its business only in the Ordinary Course of Business and there has not been any:

(a) change in BSD's authorized or issued capital stock; grant of any stock option or right to purchase shares of capital stock of BSD; issuance of any security convertible into such capital stock; grant of any registration rights; purchase, redemption, retirement, or other acquisition by BSD of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

(b) amendment to the Organizational Documents of BSD;

(c) payment or increase by BSD of any bonuses, salaries, or other compensation to any stockholder, director, officer, or (except in the Ordinary Course of Business) employee or entry into any employment, severance, or similar Contract with any director, officer, or employee;

(d) adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any employees of BSD;

(e) damage to or destruction or loss of any asset or property of BSD, whether or not adequately covered by insurance.

(f) entry into, termination of, or receipt of notice of termination of (i) any license, distributorship, dealer, sales representative, joint venture, credit, loan or similar agreement, or (ii) any Contract or transaction involving a total remaining commitment by or to BSD of at least $25,000;

(g) sale (other than sales of inventory in the Ordinary Course of Business), lease, or other disposition of any asset or property of BSD or mortgage, pledge, or imposition of any Encumbrance on any material asset or property of BSD;

(h) cancellation or waiver of any claims or rights with a value to BSD in excess of $25,000;

(i) material change in the accounting methods used by BSD; (j) agreement, whether oral or written, by BSD to do any of the foregoing; or

(k) incurrence of indebtedness for borrowed money, except pursuant to existing credit lines set forth on Part 3.15 of the Disclosure Letter.

3.l6 CONTRACTS; NO DEFAULTS

(a) Part 3.16 of the Disclosure Letter contains a complete and accurate list, and BSD has delivered to Coventry true and complete copies, of: (i) all agreements and other commitments for the purchase of any materials or supplies that involve an expenditure by BSD of more than $10,000; (ii) all notes and agreements relating to any indebtedness of BSD for borrowed money; (iii) all leases or other rental agreements under which BSD is either lessor or lessee;
(iv) all other agreements (including, but not limited to, employment agreements), commitments and understandings (written or oral) to which BSD is a party or by which it is bound that require payment by BSD of more than $10,000 and that cannot be terminated by BSD on fewer than thirty (30) days' notice without liability; and (v) all patents, trademarks (including service marks), trade mark registrations, and applications for registering patents or trademarks, owned by BSD (none of which is subject to a licensing or other agreement with any other person). True and complete copies of all written leases, agreements, commitments and understandings (collectively, the "BSD AGREEMENTS") referred to in Part 3.16 of the Disclosure Letter have been delivered to Coventry. Each BSD Agreement is, and at the First Closing will be, in full force and effect, except for those that expire by their own terms or which are terminated upon the request of BSD with the written consent of Coventry. There is no existing default by BSD under any BSD Agreement, and, to the Knowledge of BSD, there is no existing default under any BSD Agreement by any other party to any BSD Agreement.

(b) BSD and its Subsidiaries have fully performed all of their contractual obligations to all contracting parties with respect to all Applicable Contracts that have been required to be performed prior to the date hereof, and there are no pending claims, offsets or disputes with respect to any Applicable Contracts. Except as set forth in Part 3.16 of the Disclosure Letter, BSD and its Subsidiaries have not subcontracted or sublicensed to or from anyone the performance of any of its contractual responsibilities with respect to any Applicable Contract.

(c) Except as set forth in Part 3.16 of the Disclosure Letter, BSD and its Subsidiaries are not a party to any loan, promissory note, credit agreement, working capital line, factoring arrangement, security interest, pledge, or mortgage with any bank, financial institution or other entity or person.

(d) Except as set forth in Part 3.16 of the Disclosure Letter, BSD and its Subsidiaries do not have any outstanding loan to any director, officer, shareholder, employee, consultant or contractor of BSD or any Subsidiary, or to any other person or entity.

(e) Except as set forth in Part 3.16 of the Disclosure Letter, BSD and its Subsidiaries (i) do not have any power of attorney outstanding and (ii) do not have any obligations or liabilities (whether absolute, accrued, contingent or otherwise), as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of any obligation of any other person or entity (including without limitation, any director, officer, shareholder, employee, consultant or contractor of BSD or any Subsidiary). Part 3.16 of the Disclosure Letter sets forth any cross-guarantees or indemnities provided by or among BSD or any Subsidiary to or for the benefit of BSD or any other Subsidiary.

(f) BSD and its Subsidiaries are not a party to any contract or commitment for capital expenditures involving more than $10,000 in any instance.

(g) BSD and its Subsidiaries are not a party to (i) any contract, pledge or commitment for charitable contributions, (ii) any contract with the United States Government or any state or local government or public authority or any agency thereof, or (iii) any contract with any foreign government or foreign authority or any agency thereof.

(h) BSD and its Subsidiaries are not, by non-competition agreement, restrictive covenant, court order, injunction, or otherwise, restricted from carrying on any business whatsoever anywhere in the world.

(i) BSD and its Subsidiaries are not required to provide any letters of credit, bonding or financial security arrangements in connection with any of their businesses, customers or suppliers and none are issued or outstanding.

3.17 INSURANCE

Part 3.17 of the Disclosure Letter includes an insurance schedule prepared by BSD's insurance broker identifying all insurance policies maintained by BSD, the insurance carrier, type of coverage, amount of coverage, premium, policy expiration dates, and loss experience. BSD has delivered to Coventry true and complete copies of all policies of insurance to which BSD is a party or under which BSD, or any director of BSD, is or has been covered at any time within the three (3) years preceding the date of this Agreement, as set forth on Part 3.17 of the Disclosure Letter.

3.18 ENVIRONMENTAL MATTERS

Except as set forth in Part 3.18 of the Disclosure Letter:

(a) BSD is, and at all times has been, in material compliance with, and has not been and is not in violation of or liable under, any Environmental Law. BSD has not received any actual or Threatened order, notice, or other communication from
(i) any Governmental Body or private citizen acting in the public interest, or
(ii) the current or prior owner or operator of any Facilities, of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or Threatened obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which BSD has or had an interest, or with respect to any property or Facility at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used, or processed by BSD, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

(b) There are no pending or Threatened claims, Encumbrances, or other restrictions of any nature, resulting from any Environmental, Health, and Safety Liabilities or arising under or pursuant to any Environmental Law, with respect to or affecting any of the Facilities or any other properties and assets (whether real, personal, or mixed) in which BSD has or had an interest.

(c) BSD has no Knowledge of any basis to expect, and has not received, any citation, directive, inquiry, notice, Order, summons, warning, or other communication that relates to Hazardous Activity, Hazardous Materials, or any alleged, actual, or potential violation or failure to comply with any Environmental Law, or of any alleged, actual, or potential obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which BSD has or had an interest, or with respect to any property or facility at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used, or processed by BSD, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

(d) BSD has no Environmental, Health, and Safety Liabilities with respect to the Facilities, or with respect to any other properties and assets (whether real, personal, or mixed) in which BSD (or any predecessor), has or had an interest, or at any property geologically or hydrologically adjoining the Facilities or any such other property or assets.

(e) There are no Hazardous Materials present on or in the Environment at the Facilities or at any geologically or hydrologically adjoining property, including any Hazardous Materials contained in barrels, above or underground storage tanks, landfills, land deposits, dumps, equipment (whether moveable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, or any other part of the Facilities or such adjoining property, or incorporated into any structure therein or thereon. BSD has not permitted or conducted, and is not aware of, any Hazardous Activity conducted with respect to the Facilities or any other properties or assets (whether real, personal, or mixed) in which BSD has or had an interest.

(f) There has been no Release or Threat of Release of any Hazardous Materials at or from the Facilities or at any other locations where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used, or processed from or by the Facilities, or from or by any other properties and assets (whether real, personal, or mixed) in which BSD has or had an interest, or to the Knowledge of BSD, any geologically or hydrologically adjoining property, whether by BSD or any other Person.

(g) BSD has delivered to Coventry true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by BSD pertaining to Hazardous Materials or Hazardous Activities in, on, or under the Facilities, or concerning compliance by BSD with Environmental Laws.

3.19 INTELLECTUAL PROPERTY

BSD owns or possesses adequate licenses or other rights to use all computer software, software programs, patents, patent applications, trademarks, trademark applications, trade secrets, service marks, trade names, copyrights, inventions, drawings, designs, customer lists, proprietary know-how or information or other rights which are material to its business, and those licenses or rights are sufficient to conduct its business as they have been and are now being conducted. BSD's operations do not conflict with or infringe, and no one has asserted that those operations conflict with or infringe, any rights of any third party. Part 3.19 of the Disclosure Letter sets forth the status of BSD's compliance with Year 2000 computer issues.

3.20 CERTAIN PAYMENTS

Neither BSD nor any director, officer, agent, or employee of BSD, nor any other Person associated with or acting for or on behalf of BSD, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain special concessions or for special concessions already obtained, for or in respect of BSD or any Subsidiary of BSD, or (ii) in violation of any Legal Requirement, or
(b) established or maintained any fund or asset that has not been recorded in the books and records of BSD.

3.21 DISCLOSURE

No representation or warranty of BSD in this Agreement and no statement by BSD in the Disclosure Letter omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

3.22 RELATIONSHIPS WITH RELATED PERSONS

Except as disclosed on Part 3.22 of the Disclosure Letter, no Related Person of BSD has had any interest in any property (whether real, personal, or mixed and whether tangible or intangible) used in or pertaining to BSD's business. Except as set forth in Part 3.22 of the Disclosure Letter, no Related Person of BSD is or has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that has (i) had business dealings or a material financial interest in any transaction with BSD; or (ii) engaged in competition with BSD with respect to any line of the products or services of BSD (a "Competing Business") in any market presently served by BSD. Except as set forth in Part 3.22 of the Disclosure Letter, no Related Person of BSD is a party to any Contract with, or has any claim or right against, BSD.

 .BROKERS OR FINDERS

BSD has incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.


ARTICLE

REPRESENTATIONS AND WARRANTIES OF PF

As of the Second Closing Date, PF represents and warrants to Coventry, except as set forth in the Disclosure Letter, as follows (all references in this Article IV to the delivery of documents or schedules shall mean delivery on or prior to the Second Closing Date and all representations and warranties in this Article IV are made as to PF and all Subsidiaries thereof):

 .ORGANIZATION AND GOOD STANDING

()PF is a limited liability company duly organized, validly existing, and in good standing under the laws of its jurisdiction of formation, with full power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under Applicable Contracts. As set forth on Part 4.1 of the Disclosure Letter, PF and its subsidiaries are duly qualified to do business and are in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by them, or the nature of the activities conducted by them, require such qualification.

()PF has delivered to Coventry copies of the Organizational
Documents of PF, as currently in effect.

 .AUTHORITY; NO CONFLICT

()This Agreement constitutes the legal, valid, and binding obligation of PF enforceable against PF in accordance with its terms. Upon the execution and delivery by PF of this Agreement and all agreements contemplated herein to which PF is a party (the "PF CLOSING DOCUMENTS"), the PF Closing Documents will constitute the legal, valid, and binding obligations of PF enforceable against PF in accordance with their respective terms except as such enforcement is limited by bankruptcy, insolvency, or other laws affecting creditors' rights generally. PF has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and the PF Closing Documents and to perform its obligations under this Agreement and the PF Closing Documents.

()Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

()contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of PF, or (B) any resolution adopted by the Members of PF;

()contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which PF, or any of the assets owned or used by PF, may be subject;

()contravene, conflict with, or result in a violation of, any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by PF or that otherwise relates to the business of, or any of the assets owned or used by, PF;

()cause PF to become subject to, or to become liable for the payment of, any Tax;

()contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; or

()result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by PF.

()Except as set forth in Part 4.2 of the Disclosure Letter, PF is not and will not be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

 . CAPITALIZATION

The Members will on the Second Closing Date be the record and beneficial owners of all of the PF Membership Interests. All of the PF Membership Interests have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth on Part 4.3 of the Disclosure Letter, there are no Contracts relating to the issuance, sale, or transfer of any equity securities or other securities of PF None of the outstanding equity securities or other securities of PF was issued in violation of the Securities Act or any other Legal Requirement. PF does not own, or have any Contract to acquire, any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

 . FINANCIAL STATEMENTS

PF has delivered to Coventry: a balance sheet of PF as at [to be filled in on Second Closing Date] (including the notes thereto, the "PF BALANCE SHEET"), and the related statements of income and cash flow for the fiscal year then ended, together with the report thereon of [to be filled in on Second Closing Date), independent certified public accountants. Such financial statements and notes fairly present the financial condition and the results of operations and cash flow of PF as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP; the financial statements referred to in this Section 4.4 reflect the consistent application of such accounting principles throughout the periods involved. No financial statements of any Person other than PF are required by GAAP to be included in the financial statements of PF

 .BOOKS AND RECORDS

The books of account of PF, all of which have been made available to Coventry, are correct in all material respects. Such documents contain accurate and complete records of all meetings held of, and action taken by, the Members of PF, and no meeting of any Members or managers of PF has been held for which written records have not been prepared and are not contained in such books. At the Closing, all of those books and records will be in the possession of PF.

 .TITLE TO PROPERTIES; ENCUMBRANCES

Part 4.6 of the Disclosure Letter contains a complete and accurate list of all real property, leaseholds, or other interests therein owned by PF. PF has delivered to Coventry copies of the deeds and other instruments (as recorded) by which PF acquired such real property and interests, and copies of all title insurance policies, opinions, abstracts, and surveys in the possession of PF and relating to such property or interests. PF owns (with good and marketable title in the case of real property, subject only to the matters permitted by the following sentence) all the properties and assets (whether real, personal, or mixed and whether tangible or intangible) that it purports to own located in the facilities owned or operated by or reflected as owned in the books and records of PF, including all of the properties and assets reflected in the PF Balance Sheet (except for assets held under capitalized leases disclosed in Part 4.6 of the Disclosure Letter and personal property sold since the date of the PF Balance Sheet, as the case may be, in the Ordinary

Course of Business), and all of the properties and assets purchased or otherwise acquired by PF since the date of the PF Balance Sheet (except for personal property acquired and sold since the date of the PF Balance Sheet in the Ordinary Course of Business and consistent with past practice). All properties and assets reflected in the PF Balance Sheet are free and clear of all Encumbrances and are not, in the case of real property, subject to any rights of way, building use restrictions, exceptions, variances, reservations, or limitations of any nature except, with respect to all such properties and assets, (a) mortgages or security interests shown on the PF Balance Sheet as securing specified liabilities or obligations, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (b) mortgages or security interests incurred in connection with the purchase of property or assets after the date of the PF Balance Sheet (such mortgages and security interests being limited to the property or assets so acquired), with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (c) liens for current taxes not yet due, and (d) with respect to real property, (i) minor imperfections of title, if any, none of which is substantial in amount, materially detracts from the value or impairs the use of the property subject thereto, or impairs the operations of PF, and (ii) zoning laws and other land use restrictions that do not impair the present or anticipated use of the property subject thereto.

 . ACCOUNTS RECEIVABLE

All accounts receivable of PF that are reflected on the PF Balance Sheet or on the accounting records of PF as of the Closing Date (collectively, "PF Accounts Receivable") represent or will represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. Except as set forth in Part 4.7 of the Disclosure Letter, all PF Accounts Receivable are current and expected to be collectible in the Ordinary Course of Business, net of reserves for uncollectible accounts; provided, however, that this provision is not a guaranty of collectibility.

 . INVENTORY

All inventory of PF, whether or not reflected in the PF Balance Sheet, consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the PF Balance Sheet or on the accounting records of PF as of the Closing Date, as the case may be.

 .NO UNDISCLOSED LIABILITIES

Except as set forth in Part 4.9 of the Disclosure Letter, PF has no liabilities or obligations of any nature (whether known or unknown, or whether absolute, accrued, contingent, or otherwise) except for liabilities or obligations reflected or reserved against in the PF Balance Sheet and current liabilities incurred in the Ordinary Course of Business since the date of the PF Balance Sheet.

 .TAXES

() PF has filed or caused to be filed on a timely basis all Tax Returns that are or were required to be filed by or with respect to it, pursuant to applicable Legal Requirements. PF has delivered to Coventry copies of, and Part 4.10 of the Disclosure Letter contains a complete and accurate list of, all such Tax Returns filed since the date of PF's formation. PF has paid, or made provision for the payment of, all Taxes that have or may have become due pursuant to those Tax Returns or otherwise, or pursuant to any assessment received by PF, except such Taxes, if any, as are listed in Part 4.10 of the Disclosure Letter and are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided in the PF Balance Sheet.

() To the Knowledge of PF, the charges, accruals, and reserves with respect to Taxes on the books of PF are adequate (determined in accordance with GAAP) and are at least equal to PF's liability for Taxes. There exists no proposed tax assessment against PF except as disclosed in the PF Balance Sheet or in Part
4.10 of the Disclosure Letter. All Taxes that PF is or was required by Legal Requirements to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Body or other Person.

() All Tax Returns filed by PF are true and correct in all material respects. There is no tax sharing agreement that will require any payment by PF after the date of this Agreement.

() Except as set forth in Part 4.10 of the Disclosure Letter, PF has not been audited by, or received any notice of audit from, any taxing authority since the date of PF's formation.

 .NO MATERIAL ADVERSE CHANGE

Since the date of the PF Balance Sheet, except as set forth in Part 4.11 of the Disclosure Letter, there has not been any material adverse change in the business, operations, properties, assets, or condition of PF, and to the Knowledge of PF, no event has occurred or circumstance exists that may result in such a material adverse change.

 .EMPLOYEES, EMPLOYMENT AGREEMENTS, LABOR MATTERS, BENEFIT PLANS,

ETC.

() Except as set forth on Part 4.12 of the Disclosure Letter, neither PF nor any Subsidiary has, or is bound by, any oral or written employment, bonus, performance, compensation, commission, management, pension, retirement, stock purchase, savings, profit-sharing, retainer, group insurance, termination, severance, consulting, sales representative, distributor or similar incentive or benefit agreements, contracts, understandings or arrangements with any of its personnel.

() PF and its Subsidiaries have paid in full all wages, salaries, commissions, bonuses, vacation pay, sick pay and other direct and indirect compensation and benefits earned by all employees, representatives, contractors and agents through the date of the Second Closing, as well as all payroll and withholding taxes and all payroll overheads. There are no bonuses or commissions accrued or payable by PF or any Subsidiaries with respect to any fiscal periods ending on or before June 30, 1998 that remain unpaid in whole or in part, or which are in dispute or the subject of any claim.

() Part 4.12 of the Disclosure Letter contains a true and complete list of all current employees, consultants, representatives, agents, and contractors of PF and its Subsidiaries, together with job title and description and current compensation rates (salary, bonus, commission and otherwise), and identification of which Subsidiary is the employer of such persons.

() Except as set forth in Part 4.12 of the Disclosure Letter, there are no collective bargaining agreements or union or labor agreements to which PF or any Subsidiary is a party or is bound or affecting the business thereof. Except as set forth in Part 4.12 of the Disclosure Letter, there are no pending, and during the five (5) years preceding the date of this Agreement there have been no, disputes, strikes, work slow-downs, walkouts, disturbances, slowdowns, grievances, arbitrations, or filings of any actions, claims, litigation, proceedings, investigations or complaints of unfair labor practices, harassment, discrimination, wrongful termination, wage or back pay demands or other employment-related difficulties with respect to any employees of PF or any Subsidiary, and PF knows of no basis for any of the foregoing. Each collective bargaining agreement or other union contract set forth in Part 4.12 of the Disclosure Letter (each a "PF UNION CONTRACT") is in full force and effect; PF has made all payments and contributions due under such PF Union Contract and is otherwise in full compliance with the terms and conditions of such PF Union Contract, and there are no defaults under the PF Union Contract or claims thereof by the union, any employees or any governmental or labor relations agency. There are no disputes or grievances pending or Threatened with respect to any PF Union Contract or any employees covered thereby, and PF knows of no basis for any of the foregoing.

() Except as set forth on Part 4.12 of the Disclosure Letter, PF and its Subsidiaries are not covered by and do not maintain, participate in, contribute to, or operate any pension, retirement, profit-sharing, 401(k) or other employee benefit plan, do not maintain or contribute to and are not required to contribute to any employee benefit plan (within the meaning of Section 3(2) of ERISA), which is intended to qualify under paragraph 401(a) of the IRC, and PF and its Subsidiaries have not been required to contribute to any employee benefit plan which is a multi-employer plan (within the meaning of Section 3(37) of ERISA) in the five (5) years immediately preceding the date hereof. PF and its Subsidiaries have no responsibility for and have not assumed any pension-related or employee benefit plan- related liabilities (including, without limitation, withdrawal liability) of any other predecessor business or person. With respect to each and every employee benefit plan of PF and its Subsidiaries identified on Part 4.12 of the Disclosure Letter (each, a "PF BENEFIT PLAN"), each PF Benefit Plan conforms to, and its administration is in compliance with, applicable federal laws, including, but not limited to, ERISA and the IRC. There are no pending, or Threatened or anticipated, audits, assessments, disputes or claims by, on behalf of, or against, any PF Benefit Plan, PF or any Subsidiary by any participant or beneficiary thereunder or any governmental agency.

() PF and its Subsidiaries have fully paid and performed all liabilities and obligations whatsoever relating to their participation in the multi-employer pension plans set forth in Part 4.12 of the Disclosure Letter, including, without limitation, payment of all contributions and assessments, whether imposed by such plan or the trustees thereof or ERISA, as amended by the Multi-Employers Pension Plan Amendment Act of 1980, or otherwise. There are no pending, or Threatened or anticipated, audits, assessments, disputes or claims by, on behalf of, or against, PF or any Subsidiary by any such plan, the trustees thereof, any related union, any participant or beneficiary thereunder or any governmental agency.

 .COMPLIANCE WITH LEGAL REQUIREMENTS; GOVERNMENTAL AUTHORIZATIONS

()Except as set forth in Part 4.13 of the Disclosure Letter:

() PF is in compliance in all material respects with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets;

() No event has occurred or circumstance exists that (with or without notice or lapse of time or both) (A) may constitute or result in a material violation by PF of, or a material failure on the part of PF to comply with, any Legal Requirement, or (B) may give rise to any obligation on the part of PF to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

() PF has not received at any time any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential material violation of, or material failure to comply with, any Legal Requirement, or (B) any actual, alleged, possible, or potential material obligation on the part of PF to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

() Part 4.13 of the Disclosure Letter contains a complete and accurate list of each material Governmental Authorization that is held by PF or that otherwise relates to the business of, or to any of the assets owned or used by, PF. Each material Governmental Authorization listed or required to be listed in Part 4.13 of the Disclosure Letter is valid and in full force and effect. Except as set forth in Part 4.13 of the Disclosure Letter:

() PF is in compliance in all material respects with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Part 4.13 of the Disclosure Letter;

() No event has occurred or circumstance exists that may (with or without notice or lapse of time or both) (A) constitute or result directly or indirectly in a material violation of or a material failure to comply with any term or requirement of any material Governmental Authorization listed or required to be listed in Part 4.13 of the Disclosure Letter, or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any material Governmental Authorization listed or required to be listed in Part 4.13 of the Disclosure Letter;

() PF has not received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential material violation of or material failure to comply with any material term or requirement of any Governmental Authorization, or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any material Governmental Authorization; and

() all applications required to have been filed for the renewal of the material Governmental Authorizations listed or required to be listed in Part 4.13 of the Disclosure Letter have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such material Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies.

The Governmental Authorizations listed in Part 4.13 of the Disclosure Letter collectively constitute all of the material Governmental Authorizations necessary to permit PF to lawfully conduct and operate its business in the manner in which it currently conducts and operates such business and to permit PF to own and use its assets in the manner in which it currently owns and uses such assets.

 .LEGAL PROCEEDINGS; ORDERS

() Except as set forth in Part 4.14 of the Disclosure Letter, there is no pending Proceeding:

() that has been commenced by or against PF or that otherwise relates to or may affect the business of, or any of the assets owned or used by, PF; or

() that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions.

To the Knowledge of PF, (1) no such Proceeding has been Threatened, and (2) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding. PF has delivered to Coventry copies of all pleadings, correspondence, and other documents relating to each Proceeding listed in Part 4.14 of the Disclosure Letter. The Proceedings listed in Part 4.14 of the Disclosure Letter will not have a material adverse effect on the business, operations, assets, condition, or prospects of PF.

() Except as set forth in Part 4.14 of the Disclosure Letter:

() there is no Order to which PF, or any of the assets owned or used by PF, is subject; and

() no officer, director, agent or key employee of PF is subject to any Order that prohibits such officer, director, agent or key employee from engaging in or continuing any conduct, activity or practice relating to the business of PF

() Except as set forth in Part 4.14 of the Disclosure Letter:

() PF is in material compliance with all of the terms and requirements of each Order to which it, or any of the assets owned or used by it, is or has been subject;

() No event has occurred or circumstance exists that may constitute or result in (with or without notice or lapse of time or both) a violation of or failure to comply with any term or requirement of any Order to which PF, or any of the assets owned or used by PF, is subject; and

() PF has not received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any material term or requirement of any Order to which PF, or any of the assets owned or used by PF, is or has been subject.

 .ABSENCE OF CERTAIN CHANGES AND EVENTS

Except as set forth in Part 4.15 of the Disclosure Letter, since the date of the PF Balance Sheet, PF has conducted its business only in the Ordinary Course of Business and there has not been any:

() change in PF's authorized or issued Membership Interests; grant of any right to purchase such Membership Interests; or purchase of such Membership Interests;

() amendment to the Organizational Documents of PF;

() payment or increase by PF of any bonuses, salaries, or other compensation to any Member, manager, officer, or (except in the Ordinary Course of Business) employee or entry into any employment, severance, or similar Contract with any director, officer, or employee;

() adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any employees of PF;

() damage to or destruction or loss of any asset or property of PF, whether or not adequately covered by insurance;

() entry into, termination of, or receipt of notice of termination of (i) any license, distributorship, dealer, sales representative, joint venture, credit, loan or similar agreement, or (ii) any Contract or transaction involving a total remaining commitment by or to PF of at least $25,000;

() sale (other than sales of inventory in the Ordinary Course of Business), lease, or other disposition of any asset or property of PF or mortgage, pledge, or imposition of any Encumbrance on any material asset or property of PF;

() cancellation or waiver of any claims or rights with a value to PF in excess of $25,000;

() material change in the accounting methods used by PF;

() agreement, whether oral or written, by PF to do any of the foregoing; or

(incurrence of indebtedness for borrowed money, except pursuant to existing credit lines set forth in Part 4.15 of the Disclosure Letter.

 .CONTRACTS; NO DEFAULTS

(Part 4.16 of the Disclosure Letter contains a complete and accurate list, and PF has delivered to Coventry true and complete copies, of: (i) all agreements and other commitments for the purchase of any materials or supplies that involve an expenditure by PF of more than $10,000; (ii) all notes and agreements relating to any indebtedness of PF for borrowed money; (iii) all leases or other rental agreements under which PF is either lessor or lessee; (iv) all other agreements (including, but not limited to, employment agreements), commitments and understandings (written or oral) to which PF is a party or by which it is bound that require payment by PF of more than $10,000 and that cannot be terminated by PF on fewer than thirty (30) days' notice without liability; and
(v) all patents, trademarks (including service marks), trade mark registrations, and applications for registering patents or trademarks, owned by PF (none of which is subject to a licensing or other agreement with any other person). True and complete copies of all written leases, agreements, commitments and understandings (collectively, the "PF AGREEMENTS") referred to in Part 4.16 of the Disclosure Letter have been delivered to Coventry. Each PF Agreement, at the Second Closing, will be in full force and effect, except for those that expire by their own terms or which are terminated upon the request of PF with the written consent of Coventry. There is no existing default by PF under any PF Agreement, and, to the Knowledge of PF, there is no existing default under any PF Agreement by any other party to any PF Agreement.

(PF and its Subsidiaries have fully performed all of their contractual obligations to all contracting parties with respect to all Applicable Contracts that have been required to be performed prior to the date hereof, and there are no pending claims, offsets or disputes with respect to any Applicable Contracts. Except as set forth in Part 4.16 of the Disclosure Letter, PF and its Subsidiaries have not subcontracted or sublicensed to or from anyone the performance of any of its contractual responsibilities with respect to any Applicable Contract.

(Except as set forth in Part 4.16 of the Disclosure Letter, PF and its Subsidiaries are not a party to any loan, promissory note, credit agreement, working capital line, factoring arrangement, security interest, pledge, or mortgage with any bank, financial institution or other entity or person.

(Except as set forth in Part 4.16 of the Disclosure Letter, PF and its Subsidiaries do not have any outstanding loan to any director, officer, shareholder, employee, consultant or contractor of PF or any Subsidiary, or to any other person or entity.

(Except as set forth in Part 4.16 of the Disclosure Letter, PF and its Subsidiaries (i) do not have any power of attorney outstanding and (ii) do not have any obligations or liabilities (whether absolute, accrued, contingent or otherwise), as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of any obligation of any other person or entity (including without limitation, any director, officer, shareholder, employee, consultant or contractor of PF or any Subsidiary). Part 4.16 of the Disclosure Letter sets forth any cross-guarantees or indemnities provided by or among PF or any Subsidiary to or for the benefit of PF or any other Subsidiary.

(PF and its Subsidiaries are not a party to any contract or commitment for capital expenditures involving more than $10,000 in any instance.

(PF and its Subsidiaries are not a party to (i) any contract, pledge or commitment for charitable contributions, (ii) any contract with the United States Government or any state or local government or public authority or any agency thereof, or (iii) any contract with any foreign government or foreign authority or any agency thereof.

(PF and its Subsidiaries are not, by non-competition agreement, restrictive covenant, court order, injunction, or Otherwise, restricted from carrying on any business whatsoever anywhere in the world.

(PF and its Subsidiaries are not required to provide any letters of credit, bonding or financial security arrangements in connection with any of their businesses, customers or suppliers and none are issued or outstanding.

 .INSURANCE

Part 4.17 of the Disclosure Letter includes an insurance schedule prepared by PF's insurance broker identifying all insurance policies maintained by PF, the insurance carrier, type of coverage, amount of coverage, premium, policy expiration dates and loss experience. PF has delivered to Coventry true and complete copies of all policies of insurance to which PF is a party or under which PF, or any member or manager of PF, is or has been covered at any time within the three (3) years preceding the date of this Agreement, as set forth in
Part 4.17 of the Disclosure Letter.

 .ENVIRONMENTAL MATTERS

Except as set forth in Part 4.18 of the Disclosure Letter:

(PF is, and at all times has been, in material compliance with, and has not been and is not in violation of or liable under, any Environmental Law. PF has not received any actual or Threatened order, notice, or other communication from (i) any Governmental Body or private citizen acting in the public interest, or (ii) the current or prior owner or operator of any Facilities, of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or Threatened obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which PF has or had an interest, or with respect to any property or Facility at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used, or processed by PF, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

(There are no pending or Threatened claims, Encumbrances, or other restrictions of any nature, resulting from any Environmental, Health, and Safety Liabilities or arising under or pursuant to any Environmental Law, with respect to or affecting any of the Facilities or any other properties and assets (whether real, personal, or mixed) in which PF has or had an interest.

(PF has no Knowledge of any basis to expect, and has not received, any citation, directive, inquiry, notice, Order, summons, warning, or other communication that relates to Hazardous Activity, Hazardous Materials, or any alleged, actual, or potential violation or failure to comply with any Environmental Law, or of any alleged, actual, or potential obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which PF has or had an interest, or with respect to any property or facility at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used, or processed by PF, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received. (PF has no Environmental, Health, and Safety Liabilities with respect to the Facilities, or with respect to any other properties and assets (whether real, personal, or mixed) in which PF (or any predecessor), has or had an interest, or at any property geologically or hydrologically adjoining the Facilities or any such other property or assets.

(There are no Hazardous Materials present on or in the Environment at the Facilities or at any geologically or hydrologically adjoining property, including any Hazardous

Materials contained in barrels, above or underground storage tanks, landfills, land deposits, dumps, equipment (whether moveable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, or any other part of the Facilities or such adjoining property, or incorporated into any structure therein or thereon. PF has not permitted or conducted, and is not aware of, any Hazardous Activity conducted with respect to the Facilities or any other properties or assets (whether real, personal, or mixed) in which PF has or had an interest.

(There has been no Release or Threat of Release, of any Hazardous Materials at or from the Facilities or at any other locations where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used, or processed from or by the Facilities, or from or by any other properties and assets (whether real, personal, or mixed) in which PF has or had an interest, or to the Knowledge of PF, any geologically or hydrologically adjoining property, whether by PF or any other Person.

(PF has delivered to Coventry true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by PF pertaining to Hazardous Materials or Hazardous Activities in, on, or under the Facilities, or concerning compliance by PF with Environmental Laws.

 .INTELLECTUAL PROPERTY

PF owns or possesses adequate licenses or other rights to use all computer software, software programs, patents, patent applications, trademarks, trademark applications, trade secrets, service marks, trade names, copyrights, inventions, drawings, designs, customer lists, proprietary know-how or information or other rights which are material to its business, and those licenses or rights are sufficient to conduct its business as they have been and are now being conducted. PF's operations do not conflict with or infringe, and no one has asserted that those operations conflict with or infringe, any rights of any third party. Part 4.19 of the Disclosure Letter sets forth the status of PF's compliance with Year 2000 computer issues.

 .CERTAIN PAYMENTS

Neither PF nor any manager, officer, agent, or employee of PF, nor any other Person associated with or acting for or on behalf of PF, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain special concessions or for special concessions already obtained, for or in respect of PF or any Subsidiary of PF, or (ii) in violation of any Legal Requirement, (b) established or maintained any fund or asset that has not been recorded in the books and records of PF

 .DISCLOSURE

No representation or warranty of PF in this Agreement and no statement by PF in the Disclosure Letter omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

 .RELATIONSHIPS WITH RELATED PERSONS

Except as disclosed on Part 4.22 of the Disclosure Letter, no Related Person of PF has had any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to PF's business. Except as set forth in Part 4.22 of the Disclosure Schedule, no Related Person of PF is or has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that has (i) had business dealings or a material financial interest in any transaction with PF; or (ii) engaged in competition with PF with respect to any line of the products or services of PF (a "COMPETING BUSINESS") in any market presently served by PF. Except as set forth in Part 4.22 of the Disclosure Letter, no Related Person of PF is a party to any Contract with, or has any claim or right against, PF.

 .BROKERS OR FINDERS

PF has incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.


ARTICLE

REPRESENTATIONS AND WARRANTIES OF COVENTRY

Coventry represents and warrants to the Shareholders and Members, except as set forth in the Disclosure Letter, as follows (all references in this Article V to the delivery of documents or schedules shall mean delivery on or prior to the First Closing Date and all representations and warranties in this Article V are made as to Coventry and all Subsidiaries thereof):

 .ORGANIZATION AND GOOD STANDING

(Coventry and its Subsidiaries are each corporations duly organized, validly existing, and in good standing under the laws of their jurisdiction of incorporation, with full corporate power and authority to conduct their business as it is now being conducted, to own or use the properties and assets that they purport to own or use, and to perform all of their obligations under Applicable Contracts. As set forth on Part 5.1 of the Disclosure Letter, Coventry and its Subsidiaries are duly qualified to do business as foreign corporations and are in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by them, or the nature of the activities conducted by them, require such qualification.

(Coventry has delivered to the Shareholders and Members copies of the Organizational Documents of Coventry and all of its Subsidiaries, as currently in effect.

 .AUTHORITY; NO CONFLICT

(This Agreement constitutes the legal, valid, and binding obligation of Coventry, enforceable against Coventry in accordance with its terms. Upon the execution and delivery by Coventry of this Agreement and all agreements contemplated herein to which Coventry is a party (the "COVENTRY CLOSING DOCUMENTS"), the Coventry Closing Documents will constitute the legal, valid, and binding obligations of Coventry, enforceable against Coventry in accordance with their respective terms except as such enforcement is limited by bankruptcy, insolvency, or other laws affecting creditors' rights generally. Coventry has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and the Coventry Closing Documents and to perform its obligations under this Agreement and the Coventry Closing Documents.

(Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of Coventry or its Subsidiaries, or (B) any resolution adopted by the board of directors or the shareholders of Coventry or its Subsidiaries;

(contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Coventry or its Subsidiaries, or any of the assets owned or used by Coventry or its Subsidiaries, may be subject;

(contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by Coventry or its

Subsidiaries or that otherwise relates to the business of Coventry or its Subsidiaries, or any of the assets owned or used by, Coventry or its Subsidiaries;

(cause Coventry or its Subsidiaries to become subject to, or to become liable for the payment of, any Tax;

(contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; or

(result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by Coventry.

(Except as set forth in Part 5.2 of the Disclosure Letter, Coventry is not and will not be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

 .CAPITALIZATION

The authorized equity securities of Coventry consist of 25,000,000 shares of Common Stock, par value $.00l per share, of which 3,385,485 shares are issued and outstanding, plus 2,000,000 shares of Preferred Stock, par value $.001 per share issued in series as set forth in Part 5.3 of the Disclosure Letter. Part
5.3 of the Disclosure Letter sets forth the number of issued and outstanding shares of Coventry Common and Preferred Stock and each series thereof. The authorized equity securities of all Subsidiaries of Coventry, together with the number of shares, par value, and number of issued and outstanding shares, are set forth on Part 5.3 of the Disclosure Letter. All of the outstanding equity securities of Coventry and its Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth on Part
5.3 of the Disclosure Letter, there are no Contracts relating to the issuance, sale, or transfer of any equity securities or other securities of Coventry and its Subsidiaries. None of the outstanding equity securities or other securities of Coventry and its Subsidiaries were issued in violation of the Securities Act or any other Legal Requirement. Except for transactions contemplated by this Agreement, neither Coventry nor its Subsidiaries own, or have any Contract to acquire, any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

 .FINANCIAL STATEMENTS

Coventry has delivered to the Shareholders and Members: an audited balance sheet of Coventry as at June 30, 1998 (including the notes thereto, the "COVENTRY BALANCE SHEET"), and the related statements of income, changes in shareholders' equity, and cash flow for the fiscal years then ended, together with the report thereon of Sweeney Gates & Co., independent certified public accountants. Such financial statements and notes fairly present the financial condition and the results of operations, changes in shareholders' equity, and cash flow of Coventry as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP; the financial statements referred to in this Section 5.4 reflect the consistent application of such accounting principles throughout the periods involved. No financial statements of any Person other than Coventry and the Subsidiaries identified in Part 5.3 of the Disclosure Letter are required by GAAP to be included in the financial statements of Coventry.

 .BOOKS AND RECORDS

The books of account, minute books and stock record books of Coventry, all of which have been made available to the Shareholders and Members, are correct in all material respects. The minute books of Coventry contain accurate and complete records of all meetings held of, and corporate action taken by, the shareholders, the Board of Directors, and committees of the Board of Directors of Coventry, and no meeting of any shareholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute book. At the Closing, all of those books and records will be in the possession of Coventry.

 .TITLE TO PROPERTIES; ENCUMBRANCES

Part 5.6 of the Disclosure Letter contains a complete and accurate list of all real property, leaseholds, or other interests therein owned by Coventry. Coventry has delivered to the Shareholders and Members copies of the deeds and other instruments (as recorded) by which Coventry acquired such real property and interests, and copies of all title insurance policies, opinions, abstracts, and surveys in the possession of Coventry and relating to such property or interests. Coventry owns (with good and marketable title in the case of real property, subject only to the matters permitted by the following sentence) all the properties and assets (whether real, personal, or mixed and whether tangible or intangible) that it purports to own located in the facilities owned or operated by Coventry or reflected as owned in the books and records of Coventry, including all of the properties and assets reflected in the Coventry Balance Sheet (except for assets held under capitalized leases disclosed in Part 5.6 of the Disclosure Letter and personal property sold since the date of the Coventry Balance Sheet, as the case may be, in the Ordinary Course of Business), and all of the properties and assets purchased or otherwise acquired by Coventry since the date of the Coventry Balance Sheet

(except for personal property acquired and sold since the date of the Coventry Balance Sheet in the Ordinary Course of Business and consistent with past practice). All properties and assets reflected in the Coventry Balance Sheet are free and clear of all Encumbrances and are not, in the case of real property, subject to any rights of way, building use restrictions, exceptions, variances, reservations, or limitations of any nature except, with respect to all such properties and assets, (a) mortgages or security interests shown on the Coventry Balance Sheet as securing specified liabilities or obligations, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (b) mortgages or security interests incurred in connection with the purchase of property or assets after the date of the Coventry Balance Sheet (such mortgages and security interests being limited to the property or assets so acquired), with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists,
(c) liens for current taxes not yet due, and (d) with respect to real property,
(i) minor imperfections of title, if any, none of which is substantial in amount, materially detracts from the value or impairs the use of the property subject thereto, or impairs the operations of Coventry, and (ii) zoning laws and other land use restrictions that do not impair the present or anticipated use of the property subject thereto.

 .ACCOUNTS RECEIVABLE

All accounts receivable of Coventry that are reflected on the Coventry Balance Sheet or on the accounting records of Coventry as of the Closing Dates (collectively, the "COVENTRY ACCOUNTS RECEIVABLE") represent or will represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. Except as set forth in Part 5.7 of the Disclosure Letter, all Coventry Accounts Receivable are current and expected to be collectible in the Ordinary Court of Business, net of reserves for uncollectible accounts; provided, however, that this provision is not a guaranty of collectibility.

 .INVENTORY

All inventory of Coventry, whether or not reflected in the Coventry Balance Sheet, consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Coventry Balance Sheet or on the accounting records of Coventry as of the Closing Date, as the case may be.

 .NO UNDISCLOSED LIABILITIES

Except as set forth in Part 5.9 of the Disclosure Letter,

Coventry has no liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) except for liabilities or obligations reflected or reserved against in the Coventry Balance Sheet and current liabilities incurred in the Ordinary Course of Business since the date of the Coventry Balance Sheet.

 .TAXES

(Coventry has filed or caused to be filed on a timely basis all Tax Returns that are or were required to be filed by or with respect to it, pursuant to applicable Legal Requirements. Coventry has delivered to the Shareholders and Members copies of, and Part 5.10 of the Disclosure Letter contains a complete and accurate list of, all such Tax Returns filed since January 1, 1996. Coventry has paid, or made provision for the payment of, all Taxes that have or may have become due pursuant to those Tax Returns or otherwise, or pursuant to any assessment received by Coventry, except such Taxes, if any, as are listed in
Part 5.10 of the Disclosure Letter and are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided in the Coventry Balance Sheet.

(To Coventry's Knowledge, the charges, accruals, and reserves with respect to Taxes on the books of Coventry are adequate (determined in accordance with GAAP) and are at least equal to Coventry's liability for Taxes. There exists no proposed tax assessment against Coventry except as disclosed in the Coventry Balance Sheet or in Part 5.10 of the Disclosure Letter. All Taxes that Coventry is or was required by Legal Requirements to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Body or other Person.

(All Tax Returns filed by Coventry are true and correct in all material respects. There is no tax sharing agreement that will require any payment by Coventry after the date of this Agreement.

(Except as set forth in Part 5.10 of the Disclosure Letter, Coventry has not been audited by, or received any notice of audit from, any taxing authority since January 1, 1996.

 .NO MATERIAL ADVERSE CHANGE

Since the date of the Coventry Balance Sheet, except as set forth in Part 5.11 of the Disclosure Letter, there has not been any material adverse change in the business, operations, properties, assets, or condition of Coventry, and to the Knowledge of Coventry, no event has occurred or circumstance exists that may result in such a material adverse change.

 .EMPLOYEES, EMPLOYMENT AGREEMENTS, LABOR MATTERS, BENEFIT PLANS, ETC.

(Except as set forth on Part 5.12 of the Disclosure Letter, neither Coventry nor any Subsidiary has, or is bound by, any oral or written employment, bonus, performance, compensation, commission, management, pension, retirement, stock purchase, savings, profit-sharing, retainer, group insurance, termination, severance, consulting, sales representative, distributor or similar incentive or benefit agreements, contracts, understandings or arrangements with any of its personnel.

(Coventry and its Subsidiaries have paid in full all wages, salaries, commissions, bonuses, vacation pay, sick pay and other direct and indirect compensation and benefits earned by all employees, representatives, contractors and agents through the dates of the First Closing and the Second Closing, respectively, as well as all payroll and withholding taxes and all payroll overheads. There are no bonuses or commissions accrued or payable by Coventry or any Subsidiaries with respect to any fiscal periods ending on or before June 30, 1998 that remain unpaid in whole or in part, or which are in dispute or the subject of any claim.

(Part 5.12 of the Disclosure Letter contains a true and complete list of all current employees, consultants, representatives, agents, and contractors of Coventry and its Subsidiaries, together with job title and description and current compensation rates (salary, bonus, commission and otherwise), and identification of which Subsidiary is the employer of such persons.

(Except as set forth in Part 5.12 of the Disclosure Letter, there are no collective bargaining agreements or union agreements to which Coventry or any Subsidiary is a party or is bound or affecting the business thereof. Except as set forth in Part 5.12 of the Disclosure Letter, there are no pending, and during the five (5) years preceding the date of this Agreement there have been no, disputes, strikes, work slowdowns, walkouts, disturbances, slowdowns, grievances, arbitrations, or filings of any actions, claims, litigation, proceedings, investigations or complaints of unfair labor practices, harassment, discrimination, wrongful termination, wage or back pay demands or other employment-related difficulties with respect to any employees of Coventry or any Subsidiary, and Coventry knows of no basis for any of the foregoing. Each collective bargaining agreement or other union contract set forth in Part 5.12 of the Disclosure Letter (each a "COVENTRY UNION CONTRACT") is in full force and effect; Coventry has made all payments and contributions due under such Coventry Union Contract and is otherwise in full compliance with the terms and conditions of such Coventry Union Contract, and there are no defaults under the Coventry Union Contract or claims thereof by the union, any employees or any governmental or labor relations agency. There are no disputes or grievances pending or Threatened with respect to any Coventry Union Contract or any employees covered thereby, and Coventry knows of no basis for any of the foregoing.

(Except as set forth on Part 5.12 of the Disclosure Letter, Coventry and its Subsidiaries are not covered by and do not maintain, participate in, contribute to, or operate any pension, retirement, profit-sharing, 401(k) or other employee benefit plan, do not maintain or contribute to and are not required to contribute to any employee benefit plan (within the meaning of Section 3(2) of ERISA), which is intended to qualify under paragraph 401(a) of the IRC, and Coventry and its Subsidiaries have not been required to contribute to any employee benefit plan which is a multi-employer plan (within the meaning of Section 3(37) of ERISA) in the five (5) years immediately preceding the date hereof. Coventry and its Subsidiaries have no responsibility for and have not assumed any pension-related or employee benefit plan-related liabilities (including, without limitation, withdrawal liability) of any other predecessor business or person. With respect to each and every employee benefit plan of Coventry and its Subsidiaries identified on Part 5.12 of the Disclosure Letter (each, a "COVENTRY BENEFIT PLAN"), each Coventry Benefit Plan conforms to, and its administration is in compliance with, applicable federal laws, including, but not limited to, ERISA and the IRC. There are no pending, or Threatened or anticipated, audits, assessments, disputes or claims by, on behalf of, or against, any Coventry Benefit Plan, Coventry or any Subsidiary by any participant or beneficiary thereunder or any governmental agency.

(Coventry and its Subsidiaries have fully paid and performed all liabilities and obligations whatsoever relating to their participation in the multi-employer pension plans set forth in Part 5.12 of the Disclosure Letter, including, without limitation, payment of all contributions and assessments, whether imposed by such plan or the trustees thereof or ERISA, as amended by the Multi-Employers Pension Plan Amendment Act of 1980, or otherwise. There are no pending, or Threatened or anticipated, audits, assessments, disputes or claims by, on behalf of, or against, Coventry or any Subsidiary by any such plan, the trustees thereof, any related union, any participant or beneficiary thereunder or any governmental agency.

 .COMPLIANCE WITH LEGAL REQUIREMENTS; GOVERNMENTAL AUTHORIZATIONS

(Except as set forth in Part 5.13 of the Disclosure Letter:

(Coventry is in compliance in all material respects with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets;

(no event has occurred or circumstance exists that (with or without notice or lapse of time or both) (A) may constitute or result in a material violation by Coventry of, or a material failure on the part of Coventry to comply with, any Legal Requirement, or (B) may give rise to any obligation on the part of Coventry to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

( Coventry has not received at any time any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential material violation of, or material failure to comply with, any Legal Requirement, or (B) any actual, alleged, possible, or potential material obligation on the part of Coventry to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(Part 5.13 of the Disclosure Letter contains a complete and accurate list of each material Governmental Authorization that is held by Coventry or that otherwise relates to the business of, or to any of the assets owned or used by, Coventry. Each material Governmental Authorization listed or required to be listed in Part 5.13 of the Disclosure Letter is valid and in full force and effect. Except as set forth in Part 5.13 of the Disclosure Letter:

(Coventry is in compliance in all material respects with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Part 5.13 of the Disclosure Letter;

(no event has occurred or circumstance exists that may (with or without notice or lapse of time or both) (A) constitute or result directly or indirectly in a material violation of or a material failure to comply with any term or requirement of any material Governmental Authorization listed or required to be listed in Part 5.13 of the Disclosure Letter, or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any material Governmental Authorization listed or required to be listed in Part 5.13 of the Disclosure Letter;

(Coventry has not received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential material violation of or material failure to comply with any material term or requirement of any Governmental Authorization, or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any material Governmental Authorization; and

(all applications required to have been filed for the renewal of the material Governmental Authorizations listed or required to be listed in Part 5.13 of the Disclosure Letter have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such material Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies.

The Governmental Authorizations listed in Part 5.13 of the Disclosure Letter collectively constitute all of the material Governmental Authorizations necessary to permit Coventry to lawfully conduct and operate its business in the manner in which it currently conducts and operates such business and to permit Coventry to own and use its assets in the manner in which it currently owns and uses such assets.

 .LEGAL PROCEEDINGS; ORDERS

(Except as set forth in Part 5.14 of the Disclosure Letter, there is no pending
Proceeding:

(that has been commenced by or against Coventry or that otherwise relates to or may affect the business of, or any of the assets owned or used by Coventry; or

(that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions.

To the Knowledge of Coventry, (1) no such Proceeding has been Threatened, and
(2) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding. Coventry has delivered to the Shareholders and Members copies of all pleadings, correspondence, and other documents relating to each Proceeding listed in Part 5.14 of the Disclosure Letter. The Proceedings listed in Part 5.14 of the Disclosure Letter will not have a material adverse effect on the business, operations, assets, condition, or prospects of Coventry.

(Except as set forth in Part 5.14 of the Disclosure Letter:

(there is no Order to which Coventry, or any of the assets owned or used by Coventry, is subject; and

(Coventry is not subject to any Order that relates to the business of, or any of the assets owned or used by, Coventry.

(no officer, director, agent, or employee of Coventry is subject to any Order that prohibits such officer, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to the business of Coventry.

(Except as set forth in Part 5.14 of the Disclosure Letter:

(Coventry is in compliance with all of the terms and requirements of each Order to which it, or any of the assets owned or used by it, is or has been subject;

(no event has occurred or circumstance exists that may constitute or result in (with or without notice or lapse of time or both) a violation of or failure to comply with any term or requirement of any Order to which Coventry, or any of the assets owned or used by Coventry, is subject; and

(Coventry has not received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any material term or requirement of any Order to which Coventry, or any of the assets owned or used by Coventry, is or has been subject.

 .ABSENCE OF CERTAIN CHANGES AND EVENTS

Except as set forth in Part 5.15 of the Disclosure Letter, since the date of the Coventry Balance Sheet, Coventry and its Subsidiaries have conducted their business only in the Ordinary Course of Business and there has not been any:

(change in Coventry's or its Subsidiaries' authorized or issued capital stock; grant of any stock option or right to purchase shares of capital stock of Coventry or its Subsidiaries; issuance of any security convertible into such capital stock; grant of any registration rights; purchase, redemption, retirement, or other acquisition by Coventry or its Subsidiaries of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

(amendment to the Organizational Documents of Coventry or its Subsidiaries;

(payment or increase by Coventry or its Subsidiaries of any bonuses, salaries, or other compensation to any stockholder, director, officer, or (except in the Ordinary Course of Business) employee or entry into any employment, severance, or similar Contract with any director, officer, or employee;

(adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any employees of Coventry or its Subsidiaries;

(damage to or destruction or loss of any asset or property of Coventry or its Subsidiaries, whether or not adequately covered by insurance;

(entry into, termination of, or receipt of notice of termination of (i) any license, distributorship, dealer, sales representative, joint venture, credit, loan or similar agreement, or (ii) any Contract or transaction involving a total remaining commitment by or to Coventry of at least $25,000;

(sale (other than sales of inventory in the Ordinary Course of Business), lease, or other disposition of any asset or property of Coventry or mortgage, pledge, or imposition of any Encumbrance on any material asset or property of Coventry;

(cancellation or waiver of any claims or rights with a value to Coventry in excess of $25,000;

(material change in the accounting methods used by Coventry;

(agreement, whether oral or written, by Coventry to do any of the foregoing; or

(incurrence of indebtedness for borrowed money, except pursuant to existing credit lines set forth on Part 5.15 of the Disclosure Letter.

 .CONTRACTS; NO DEFAULTS

(Part 5.l6 of the Disclosure Letter contains a complete and accurate list, and Coventry has delivered to the Shareholders and Members true and complete copies, of: (i) all agreements and other commitments for the purchase of any materials or supplies that involve an expenditure by Coventry or its Subsidiaries of more than $10,000; (ii) all notes and agreements relating to any indebtedness of Coventry or its Subsidiaries for borrowed money; (iii) all leases or other rental agreements under which Coventry or its Subsidiaries is either lessor or lessee; (iv) all other agreements (including, but not limited to, employment agreements), commitments and understandings (written or oral) to which Coventry or its Subsidiaries is a party or by which it is bound that require payment by Coventry or its Subsidiaries of more than $10,000 and that cannot be terminated by Coventry or its Subsidiaries on fewer than thirty (30) days' notice without liability; and (v) all patents, trademarks (including service marks), trade mark registrations, and applications for registering patents or trademarks, owned by Coventry or its Subsidiaries (none of which is subject to a licensing or other agreement with any other person). True and complete copies of all written leases, agreements, commitments and understandings (collectively, the "COVENTRY AGREEMENTS") referred to in Part 5.16 of the Disclosure Letter have been delivered to the Shareholders and Members. Each Coventry Agreement is, and at the First Closing and the Second Closing will be, in full force and effect, except for those that expire by their own terms or which are terminated upon the request of Coventry with the written consent of the Shareholders and Members. There is no existing default by Coventry or its Subsidiaries under any Coventry

Agreement, and, to the Knowledge of Coventry, there is no existing default under any Coventry Agreement by any other party to any Coventry Agreement.

(Coventry and its Subsidiaries have fully performed all of their contractual obligations to all contracting parties with respect to all Applicable Contracts that have been required to be performed prior to the date hereof, and there are no pending claims, offsets or disputes with respect to any Applicable Contracts. Except as set forth in Part 5.16 of the Disclosure Letter, Coventry and its Subsidiaries have not subcontracted or sublicensed to or from anyone the performance of any of its contractual responsibilities with respect to any Applicable Contract.

(Except as set forth in Part 5.16 of the Disclosure Letter, Coventry and its Subsidiaries are not a party to any loan, promissory note, credit agreement, working capital line, factoring arrangement, security interest, pledge, or mortgage with any bank, financial institution or other entity or person.

( Except as set forth in Part 5.16 of the Disclosure Letter, Coventry and its Subsidiaries do not have any outstanding loan to any director, officer, shareholder, employee, consultant or contractor of Coventry or any Subsidiary, or to any other person or entity.

() Except as set forth in Part 5.16 of the Disclosure Letter, Coventry and its Subsidiaries (i) do not have any power of attorney outstanding and (ii) do not have any obligations or liabilities (whether absolute, accrued, contingent or otherwise), as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of any obligation of any other person or entity (including without limitation, any director, officer, shareholder, employee, consultant or contractor of Coventry or any Subsidiary). Part 5.16 of the Disclosure Letter sets forth any cross-guarantees or indemnities provided by or among Coventry or any Subsidiary to or for the benefit of Coventry or any other Subsidiary.

()Coventry and its Subsidiaries are not a party to any contract or commitment for capital expenditures involving more than $10,000 in any instance.

()Coventry and its Subsidiaries are not a party to (i) any contract, pledge or commitment for charitable contributions, (ii) any contract with the United States Government or any state or local government or public authority or any agency thereof, or (iii) any contract with any foreign government or foreign authority or any agency thereof.

()Coventry and its Subsidiaries are not, by non-competition agreement, restrictive covenant, court order, injunction, or otherwise, restricted from carrying on any business whatsoever anywhere in the world.

()Coventry and its Subsidiaries are not required to provide any letters of credit, bonding or financial security arrangements in connection with any of their businesses, customers or suppliers, and none are issued or outstanding.

 .INSURANCE

Part 5.17 of the Disclosure Letter includes an insurance schedule prepared by Coventry's insurance broker identifying all insurance policies maintained by Coventry and its Subsidiaries, the insurance carrier, type of coverage, amount of coverage, premium, policy expiration dates and loss experience. Coventry has delivered to the Shareholders and Members true and complete copies of all policies of insurance to which Coventry is a party or under which Coventry, or any director of Coventry, is or has been covered at any time within the three
(3) years preceding the date of this Agreement, as set forth on Part 5.17 of the Disclosure Letter.

 .ENVIRONMENTAL MATTERS

Except as set forth in Part 5.18 of the Disclosure Letter:

() Coventry is, and at all times has been, in material compliance with, and has not been and is not in violation of or liable under, any Environmental Law. Coventry has no basis to expect, nor has it or any other Person for whose conduct it is or may be held to be responsible received, any actual or Threatened order, notice, or other communication from (i) any Governmental Body or private citizen acting in the public interest, or (ii) the current or prior owner or operator of any Facilities, of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or Threatened obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which Coventry has or had an interest, or with respect to any property or Facility at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used, or processed by Coventry, or any other Person for whose conduct it is or may be held responsible, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

() There are no pending or Threatened claims, Encumbrances, or other restrictions of any nature, resulting from any Environmental, Health, and Safety Liabilities or arising under or pursuant to any Environmental Law, with respect to or affecting any of the Facilities or any other properties and assets (whether real, personal, or mixed) in which Coventry has or had an interest.

() Coventry has no Knowledge of any basis to expect, nor has it or any other Person for whose conduct it is or may be held responsible, received, any citation, directive, inquiry, notice, Order, summons, warning, or other communication that relates to Hazardous Activity, Hazardous Materials, or any alleged, actual, or potential violation or failure to comply with any Environmental Law, or of any alleged, actual, or potential obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which Coventry has or had an interest, or with respect to any property or facility at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used, or processed by Coventry or any other Person for whose conduct it is or may be held responsible, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

() Neither Coventry nor or any other Person for whose conduct it is or may be held responsible, has any Environmental, Health, and Safety Liabilities with respect to the Facilities, or with respect to any other properties and assets (whether real, personal, or mixed) in which Coventry (or any predecessor), has or had an interest, or at any property geologically or hydrologically adjoining the Facilities or any such other property or assets.

() There are no Hazardous Materials present on or in the Environment at the Facilities or at any geologically or hydrologically adjoining property, including any Hazardous Materials contained in barrels, above or underground storage tanks, landfills, land deposits, dumps, equipment (whether moveable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, or any other part of the Facilities or such adjoining property, or incorporated into any structure therein or thereon. Neither Coventry, nor any other Person for whose conduct it is or may be held responsible, or any other Person, has permitted or conducted, or is aware of, any Hazardous Activity conducted with respect to the Facilities or any other properties or assets (whether real, personal, or mixed) in which Coventry has or had an interest.

() There has been no Release or Threat of Release of any Hazardous Materials at or from the Facilities or at any other locations where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used, or processed from or by the Facilities, or from or by any other properties and assets (whether real, personal, or mixed) in which Coventry has or had an interest, or to the Knowledge of Coventry, any geologically or hydrologically adjoining property, whether by

Coventry or any other Person.

() Coventry has delivered to the Shareholders and Members true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by Coventry pertaining to Hazardous Materials or Hazardous Activities in, on, or under the Facilities, or concerning compliance by Coventry, or any other Person for whose conduct it is or may be held responsible, with Environmental Laws.

 .INTELLECTUAL PROPERTY

() Coventry owns or possesses adequate licenses or other rights to use all computer software, software programs, patents, patent applications, trademarks, trademark applications, trade secrets, service marks, trade names, copyrights, inventions, drawings, designs, customer lists, proprietary know-how or information or other rights which are material to its business, and those licenses or rights are sufficient to conduct its business as they have been and are now being conducted. Coventry's operations do not conflict with or infringe, and no one has asserted that those operations conflict with or infringe, any rights of any third party.

() All licenses, agreements, registrations, applications and other documentation of such intellectual property are listed and set forth on Part 5.19 of the Disclosure Letter, and Coventry has delivered to the Shareholders and Members true and accurate copies thereof. Part 5.19 of the Disclosure Letter identifies all such intellectual property which is (i) owned by Coventry or its Subsidiaries, (ii) licensed from third parties (together with identification of the license or other agreements relating to intellectual property licensed from third parties), and (iii) licensed or sublicensed by Coventry or its Subsidiaries to third parties. Except for the intellectual property licenses set forth on Part 5.19 of the Disclosure Letter, neither Coventry nor any Subsidiary is a party or subject to any trademark, copyright, patent, license, royalty or proprietary rights agreements, and neither Coventry nor any Subsidiary pay any license or royalty fees to any party in connection therewith.


() No product made or sold by Coventry or its Subsidiaries infringes any trademark, trade name, copyright, patent, know-how, trade secret or proprietary right of any other party. No notifications, claims, actions, suits, arbitrations, inquiries, proceedings or investigations of any kind have been made or asserted or are pending or Threatened either (i) contesting Coventry's or its Subsidiaries' right to sell, market and distribute the products utilizing any intellectual property, (ii) based upon or challenging or seeking to deny or restrict the use by Coventry or its Subsidiaries of any intellectual property, or (iii) alleging that any products are being manufactured, sold, provided, licensed or used by Coventry or its Subsidiaries in violation of any proprietary rights of any third party.

() Part 5.19 of the Disclosure Letter sets forth the status of Coventry's and its Subsidiaries' compliance with Year 2000 computer issues.

 .CERTAIN PAYMENTS

Neither Coventry nor any director, officer, agent, or employee of Coventry, nor any other Person associated with or acting for or on behalf of Coventry, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain special concessions or for special concessions already obtained, for or in respect of Coventry or any Subsidiary of Coventry, or (ii) in violation of any Legal Requirement, or (b) established or maintained any fund or asset that has not been recorded in the books and records of Coventry.

 .DISCLOSURE

No representation or warranty of Coventry in this Agreement and no statement by Coventry in the Disclosure Letter omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

 .RELATIONSHIPS WITH RELATED PERSONS

Except as disclosed on Part 5.22 of the Disclosure Letter, no Related Person of Coventry has had any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to Coventry's business. Except as disclosed in Part 5.22 of the Disclosure Schedule, no Related Person of Coventry is or has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that has (i) had business dealings or a material financial interest in any transaction with Coventry; or (ii) engaged in competition with Coventry with respect to any line of the products or services of Coventry (a "COMPETING BUSINESS") in any market presently served by Coventry. Except as set forth in
Part 5.22 of the Disclosure Letter, no Related Person of Coventry is a party to any Contract with, or has any claim or right against, Coventry.

 .BROKERS OR FINDERS

Coventry has incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

 .SEC DOCUMENTS

Coventry has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities and Exchange Act of 1934 (all of the foregoing, including all exhibits filed therewith and financial statements and schedules thereto and documents (other than exhibits) incorporated by reference therein, being hereinafter collectively referred to herein as the "COVENTRY SEC DOCUMENTS"). Coventry has delivered to the Shareholders and Members true and complete copies of the Coventry SEC Documents. As of their respective dates, the Coventry SEC Documents complied in all material respects with the requirements of the Securities and Exchange Act of 1934 and the rules and regulations of the SEC promulgated thereunder applicable to such Coventry SEC Documents, and none of the Coventry SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

 .ACQUISITIONS AND DIVESTITURES

()Part 5.25 of the Disclosure Letter lists and identifies all acquisitions or investments in the business, assets, capital stock, partnership interests or membership interests in any other entity or division thereof conducted at any time by Coventry, whether by purchase, merger, consolidation, or any other form of transaction, as well as all divestitures or sales of any business, Subsidiary, or division of Coventry or the assets, capital stock, partnership interests or membership interests therein conducted at any time by Coventry (such transactions referred to as "ACQUISITIONS AND DIVESTITURES"); and for each Acquisition or Divestiture, sets forth the date of the transaction, the interests acquired or sold, the parties to the transaction and the consideration therefor, and identifies all parties which have retained interests in any business acquired by Coventry.

()Part 5.25 of the Disclosure Letter sets forth a listing of all asset purchase, stock purchase, merger, consolidation, or other primary agreement relating to each Acquisition and Divestiture as well as all promissory notes, guarantees, security agreements, pledge agreements, preferred stock designations, and other operative agreements relating to each Acquisition and Divestiture; copies of all such documents have been delivered to the Shareholders and Members.

()Part 5.25 of the Disclosure Letter sets forth a listing of all agreements, reports, audits, and documentation relating to purchase price adjustments, post-closing audits, post-closing amendments, revaluations or reappraisals relating to all Acquisitions and Divestitures; copies of all such documents have been delivered to the Shareholders and Members.

() Part 5.25 of the Disclosure Letter sets forth a listing of all earnout agreements or other agreements relating to the payment of additional purchase price or compensation, whether stock, cash or otherwise, based on post-closing performance of businesses which are the subject of Acquisitions or Divestitures, together with calculations, reports and statements of any amounts paid thereunder; copies of all such documentation have been delivered to the Shareholders and the Members.

() Except as specifically described in Part 5.25 of the Disclosure Letter, there are no claims for indemnification, adjustment, recission, disputes, arbitration, accounting or breach or default, by Coventry or any other party, under any agreement relating to any Acquisition or Divestiture. All agreements relating to Acquisitions or Divestitures are in full force and effect; there is no existing default by Coventry under any such agreement, and to the actual Knowledge of Coventry, there is no existing default under any such agreement by any other party thereto. Coventry has made all payments required to be made to date (whether in cash, stock or property) under all Acquisitions, and Coventry has received all payments required to be made to date (whether in cash, stock or property) under all Divestitures.

() Part 5.25 of the Disclosure Letters identifies any Acquisition or Divestiture involving a company or affiliate thereof which was the subject of any bankruptcy, insolvency or reorganization proceedings; copies of the final court orders approving the transaction (and the plan of reorganization if the transaction was pursuant to such plan) have been delivered to the Shareholders and Members.

 .CORPORATE STRUCTURE AND SUBSIDIARIES

() Part 5.26 of the Disclosure Letter sets forth an identification of all subsidiaries, corporations, partnerships, limited liability companies or other entities and affiliates in which Coventry has an interest, including states of incorporation or organization and foreign qualification, sets forth the exact authorized and outstanding shares and share ownership of all subsidiaries and minority shareholdings, contains a chart of corporate organization showing direct and indirect subsidiaries and chain of ownership, and sets forth for each subsidiary or other entity, a brief description of the business thereof and the directors and officers thereof.

() Except as set forth in Part 5.26 of the Disclosure Letter, neither Coventry nor any Subsidiary has any legal or beneficial interest in any subsidiary, corporation, partnership, joint venture or limited liability company or other business entity. Coventry's business and assets are owned and operated by the corporate entities of Coventry and the subsidiaries set forth in Part 5.26 of the Disclosure Letter directly and exclusively, and not through any other affiliate or entity of any kind.

() Except as set forth in Part 5.26 of the Disclosure Letter, each Subsidiary and other entity set forth in Part 5.26 is fully consolidated in the federal tax returns filed by Coventry and fully consolidated in the Balance Sheet of Coventry referred to in Section 5.4 hereof.

 .COVENTRY STOCK ISSUED TO BSD AND PF

() The Coventry Shares to be delivered to BSD at the First Closing and PF at the Second Closing will be duly authorized and issued, fully paid and non-assessable. The shares of Coventry common stock to be delivered to BSD at the First Closing, I.E. the BSD Consideration, shall aggregate 19.95% of the Fully Diluted Capitalization (as defined below) of Coventry on the date of the First Closing. The shares of Coventry common stock to be delivered to PF at the Second Closing, I.E. the PF Consideration, shall be equal to the amount that, when aggregated with the shares of Coventry common stock to be delivered to BSD at the First Closing, shall total 80.1% of the Fully Diluted Capitalization of Coventry on the date of the Second Closing. "Fully Diluted Capitalization" shall mean the total number of outstanding shares of common stock of Coventry, assuming that all options, warrants, convertible preferred stock, convertible debt and other convertible securities or rights to acquire common stock of Coventry have been fully exercised, converted and exchanged for, shares of common stock of Coventry immediately prior to the applicable Closing. Part 5.27 of the Disclosure Letter sets forth a detailed calculation of the Fully Diluted Capitalization of Coventry as of the dates of the First Closing and Second Closing, respectively, giving effect to the issuance of shares to BSD and PF.

() All shares of Coventry common stock to be issued to BSD and PF in accordance with this Agreement will be offered, issued, sold and delivered by Coventry in compliance with all applicable state and federal laws and regulations concerning the issuance of securities and none of such shares was or will be issued in violation of the pre-emptive rights of any stockholder of Coventry..

 .OPTIONS, WARRANTS, CONVERTIBLE SECURITIES, OTHER MATTERS RELATING TO SECURITIES OF COVENTRY

() Part 5.28 of the Disclosure Letter sets forth a table of all outstanding options, warrants, convertible preferred stock, convertible securities, convertible debt and other rights or arrangements for acquisition, exercise, conversion or exchange into shares of common stock or other securities of Coventry (or requiring Coventry to issue any shares of common stock or other securities of Coventry), identifying the holders thereof, date of grant, vesting requirements, exercise price, and number of underlying shares of common stock or other securities of Coventry. Such table also identifies any vesting or acceleration of such rights on any sale, transfer, merger or change of control of Coventry or any Subsidiary thereof. Copies of all agreements relating to such rights to acquire securities of Coventry have been delivered to the Shareholders and Members.

() Part 5.28 of the Disclosure Letter sets forth a table of all stock compensation agreements of Coventry (including marketing, advisory, consulting or other agreements providing for payment or compensation in stock of Coventry or rights thereto), identifying the holders thereof, date of grant, the number of shares covered, and whether they remain outstanding, have been exercised or have expired. Copies of all agreements relating to stock compensation have been delivered to the Shareholders and Members.

() Except as set forth in Part 5.28 of the Disclosure Letter, no present or former director, officer, employee or contractor of Coventry, or the sellers or principals of any business which was the subject of any Acquisition by Coventry, has the right to or has been promised a participation in any sale, transfer, merger, change in control, Acquisition or Divestiture of Coventry or any Subsidiary or business which was the subject of any Acquisition by Coventry.

() Except as set forth in Part 5.28 of the Disclosure Letter, there are no voting agreements, voting trusts, proxies, powers of attorney, shareholder agreements, buy-sell agreements, put/call agreements, standstill agreements, rights of first refusal, stock purchase, repurchase and redemption agreements, stock restriction agreements, or other agreements relating to the voting, transfer, or disposition of any class of securities of Coventry or any Subsidiary.

() Part 5.28 of the Disclosure Letter sets forth an identification of all stock option plans, stock incentive plans, stock appreciation rights plans, "phantom stock" or similar incentive plans, together with evidence of Board and shareholder approval thereof, where applicable. Copies of all such plans have been provided to the Shareholders and Members.

() Except as set forth in Part 5.28 of the Disclosure Letter, no holder of any securities of Coventry or any Subsidiary, or rights to obtain any securities of Coventry or any Subsidiary, has any agreement or other rights requiring Coventry or any Subsidiary thereof to register securities of any class of Coventry or any Subsidiary at any time.

() The shares of common stock of Coventry are duly authorized for trading on the NASDAQ Small Cap Market. On the date hereof and on the First Closing and the Second Closing, Coventry will continue to meet all NASD qualification requirements for continued trading on the NASDAQ Small Cap Market. Coventry has not received any notices, warnings or actions from NASD or NASDAQ relating to any delisting, suspension, removal, or failure to meet qualification requirements of the NASDAQ Small Cap Market.


() Except as disclosed in Part 5.28 of the Disclosure Letter, Coventry has not received any correspondence, notices, warnings, comment letters, or actions from the United States Securities & Exchange Commission (the "SEC") or any state securities regulator regarding any failure or potential failure to comply with federal or state securities laws or regulations, or requiring amendment or restatement of filings with the SEC or financial statements included therein, or requiring any other corrective action on the part of Coventry, or regarding any investigation, proceeding or audit of Coventry or its Subsidiaries.

() All shares of capital stock of Coventry, and rights to acquire such shares, since the formation of Coventry, have been offered, issued, sold and delivered by Coventry in compliance with all applicable state and federal laws and regulations concerning the issuance of securities. There has never been any suit, claim or investigation by any shareholder of Coventry or any Subsidiary, or by any purchaser, offeree or holder of any securities of Coventry or rights to acquire such shares, or by the SEC or any state securities regulator, that any securities of Coventry were offered, issued, sold or delivered in violation of state or federal laws and regulations concerning the issuance of securities, or requesting recission thereof, or damages in connection therewith.

() Except as set forth in Part 5.28 of the Disclosure Letter, neither Coventry nor any Subsidiary is a party to any contract or understanding, oral or written, with any underwriter, broker-dealer, placement agent, broker, finder, agent, investment banker, investment advisor, bank, insurance company or other Person or entity whereby any such party (i) has any rights or obligations to conduct the offering, sale, underwriting, or placement of securities of Coventry or any Subsidiary or to act as investment banker or investment advisor to Coventry or any Subsidiary, or (ii) is entitled to any compensation or payments, whether in the form of cash, stock, warrants, options or otherwise, with respect to any offering, issuance, underwriting, sale or placement of securities of Coventry or any Subsidiary.

 .FACILITIES; LEASES; OWNED REAL PROPERTY

() Coventry and its Subsidiaries conduct business only at or from the Facilities identified on Part 5.29 of the Disclosure Letter, which sets forth the address of each location, the county in which it is located, whether such Facility is owned or leased, the name of the Subsidiary which is the tenant or owner of such Facility, and a general description of the use of the premises. Except as set forth on Part 5.29 of the Disclosure Letter, all Facilities which are owned by Coventry or its Subsidiaries ("OWNED REAL PROPERTY") are utilized entirely by Coventry or its Subsidiaries and are not leased or subleased to third parties. All Facilities which are leased by Coventry or its Subsidiaries (collectively referred to as the "REAL PROPERTY LEASES") are leased from third parties unaffiliated with Coventry, its Subsidiaries, or the officers, directors, employees or shareholders thereof. Except as set forth on Part 5.29 of the Disclosure Letter, no consent or approval from any landlord under any of the Real Property Leases is necessary in connection with the transactions contemplated by this Agreement. At or prior to the First Closing and the Second Closing, as applicable, and as a condition thereto, Coventry and its Subsidiaries shall have received from the landlords of the Real Property Leases identified on Part 5.29 of the Disclosure Letter as requiring such consent, a written consent to the transactions contemplated by this Agreement and an estoppel certificate in form and substance reasonably satisfactory to the Shareholders and Members. Coventry shall bear all expenses of obtaining such landlord consents. Coventry and its Subsidiaries have made all rental payments due under the Real Property Leases to date (and through the dates of the First Closing and the Second Closing) and are otherwise in full compliance with the terms and conditions of such Real Property Leases.

() Coventry and its Subsidiaries do not share any space under the Real Property Leases with any other person or entity; the Real Property Leases have never been sublet or assigned by Coventry or its Subsidiaries; on the dates of the First Closing and the Second Closing, the Real Property Leases shall be in full force and effect; there are and will be no defaults under any Real Property Leases or claims by the landlords thereof; and all rents under the Real Property Leases have been paid and shall be paid in full through the dates of the First Closing and the Second Closing. On the dates of the First Closing and the Second Closing, the premises covered by the Real Property Leases shall not have been damaged or otherwise adversely affected by any fire or casualty or the exercise of the powers of eminent domain.

() All improvements, fixtures, machinery, equipment, structures, heating, ventilation, air conditioning, lighting, security and other building systems, plumbing and waste distribution systems relating to the Owned Real Property are in good operating condition, working order and repair and are adequate for the uses to which they are being put. The Owned Real Property and all improvements thereon conform in all material respects with all applicable building, zoning, environmental and other land use laws, ordinances, rules and regulations and do not encroach in any respect on property of others. All necessary occupancy, facility and other certificates and permits for the occupancy and lawful use of the Owned Real Property for its current uses have been issued and are presently in full force and effect. Except as set forth on Part 5.29 of the Disclosure Letter, Coventry and its Subsidiaries have not received any notices of violations of any Legal Requirements issued by any state, county, municipal or local department having jurisdiction against or affecting any of such Owned Real Property. Except to the extent set forth on Part 5.29 of the Disclosure Letter, no use of the Owned Real Property is dependent upon the continuance of a non-conforming use or special permit or license. All service and maintenance contracts relating to the Owned Real Property are set forth on Part 5.29 of the Disclosure Letter. There is no tax assessment, revaluation or similar proceeding pending with respect to the Owned Real Property. On the dates of the First Closing and the Second Closing, the premises covered by the Owned Real Property shall not have been damaged or otherwise adversely affected by any fire or casualty or the exercise of the powers of eminent domain.

() The transactions contemplated by this Agreement shall not, with respect to the Facilities, require the consent or approval of or notification to any federal, state or local agency under any environmental, industrial, labor, plant closing, factory registration, or other laws or regulations.


() Coventry and its Subsidiaries have delivered to the Shareholders and Members copies of all OSHA inspection reports, audits and surveys with respect to the Facilities comprising the Owned Real Property and the Real Property Leases within the past five (5) years. None of such Facilities have been rated a high risk or high hazard facility or operation, nor are they subject to or participate in any OSHA Cooperative Compliance Program or any other remedial, corrective or compliance program imposed by OSHA.

 .FIXED ASSETS

() Certain of Coventry's and its Subsidiaries' Fixed Assets (as defined below) are leased in accordance with the equipment leases described on Part 5.30 of the Disclosure Letter (the "EQUIPMENT LEASES"). Coventry and its Subsidiaries have made all rental payments due under such leases to date (and through the dates of the First Closing and the Second Closing) and are otherwise in full compliance with the terms and conditions of such leases.


() Coventry's and its Subsidiaries' Fixed Assets are in good operating condition, working order and repair and are adequate for the uses to which they are being put. Part 5.30 of the Disclosure Letter sets forth a schedule of Coventry's and its Subsidiaries' Fixed Assets and identifies any Fixed Assets which are not actually owned by them but are leased. "FIXED ASSETS" shall be defined as fixtures, leasehold improvements, structures, machinery, equipment, tools, furniture, pallets, telephones and systems, computer systems (including software), and all other items of material personal property used or useful in the business of Coventry and its Subsidiaries.

 .PRODUCT LINES

() Part 5.31 of the Disclosure Letter contains a complete and correct list of all product types and product lines comprising the businesses of Coventry and its Subsidiaries, identified by the specific Subsidiary or division thereof. Coventry and its Subsidiaries have never been the subject of any product liability, safety, or false, deceptive or misleading advertising claims and have never been the subject of any investigation, proceeding, warning, citation or other claim by any federal, state, foreign or local governmental agency. Coventry and its Subsidiaries have not initiated any recall of any items products or taken any similar action, and Coventry does not know of any basis for any such action which should have been taken or may have to be taken in the future. Coventry and its Subsidiaries have not engaged in any advertising practices which are deceptive, misleading, or otherwise in violation of any Legal Requirements.

() Each item of merchandise included in the inventory of Coventry and its Subsidiaries or which has been sold or shipped by Coventry and its Subsidiaries is safe for its intended uses and conforms with all Legal Requirements and product safety and testing codes and standards, and contains all required labels, disclosures and warnings, including without limitation, compliance with the requirements of the Magnuson-MOSS Warranty Act and the Consumer Product Safety Act. With regard to items of merchandise included in the inventory of Coventry and its Subsidiaries or which has been sold or shipped by Coventry or its Subsidiaries as to which safety or flammability standards have been issued, Coventry and its Subsidiaries have performed the necessary tests to demonstrate compliance of its products with such standards and maintains proper documentation thereof.

 .BANK ACCOUNTS

Part 5.32 of the Disclosure Letter sets forth the name, account number, signatories, financial institution (with branch, address and contact person) of all banking or financial institution accounts, deposit or concentration accounts, safety deposit boxes, money market accounts, brokerage accounts and investment accounts maintained by Coventry and its Subsidiaries.

 .PURCHASE FOR INVESTMENT

All of the BSD Shares and the PF Membership Interests delivered pursuant to this Agreement shall be acquired by Coventry for investment and not with a view toward, or for sale in connection with, any distribution thereof; provided, however, that the foregoing shall not constitute a restriction on Coventry from transferring such BSD Shares and PF Membership Interests in compliance with applicable Legal Requirements.

ARTICLE

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

Each Shareholder individually represents and warrants to Coventry, as to himself, except as set forth in the Disclosure Letter, as follows:

 .AUTHORITY; NO CONFLICT

() This Agreement constitutes the legal, valid and binding obligation of such Shareholder, enforceable against the Shareholder in accordance with its terms, to the extent applicable thereto. Upon the execution and delivery by the Shareholder of this Agreement and all Agreements contemplated herein to which the Shareholder is a party (collectively, the "Shareholder Closing Documents"), this Agreement and the Shareholder Closing Documents will constitute the legal, valid and binding obligations of the Shareholder enforceable against such Shareholder in accordance with their respective terms except as such enforcement is limited by bankruptcy, insolvency or other laws affecting creditor's rights generally. The Shareholder has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and the Shareholder Closing Documents and to perform his obligations under this Agreement and the Shareholder Closing Documents.

() Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or directly (with or without notice or lapse of time or both);

() contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any legal requirement or any order to which such Shareholder may be subject;

() to the knowledge of the Shareholder, contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any contract to which such Shareholder is a party;

() Except as set forth in Part 6.1 of the Disclosure Letter, the Shareholder is not and will not be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement by such Shareholder or the consummation and performance of any of the Contemplated Transactions by such Shareholder.

 .BSD SHARE OWNERSHIP

The Shareholder is and will be on the First Closing Date the record and beneficial owner and holder of all of the BSD Shares identified on Part 6.2 of the Disclosure Letter, free and clear of all Encumbrances.

 .PURCHASE FOR INVESTMENT

All shares of Coventry common stock delivered pursuant to this Agreement shall be acquired by the Shareholders for investment and not with a view toward, or for sale in connection with, any distribution thereof; provided, however, that the foregoing shall not constitute a restriction on the Shareholders from transferring such shares of Coventry in compliance with applicable Legal Requirements.

ARTICLE

REPRESENTATIONS AND WARRANTIES OF MEMBERS

As of the Second Closing Date, each Member individually represents and warrants to Coventry, as to himself, except as set forth in the Disclosure Letter, as follows:

 .AUTHORITY; NO CONFLICT

() This Agreement constitutes the legal, valid and binding obligation of such Member, enforceable against the Member in accordance with its terms, to the extent applicable thereto. Upon the execution and delivery by the Member of this Agreement and all Agreements contemplated herein to which the Member is a party (collectively, the "Member Closing Documents"), this Agreement and the Member Closing Documents will constitute the legal, valid and binding obligations of the Member enforceable against such Member in accordance with their respective terms except as such enforcement is limited by bankruptcy, insolvency or other laws affecting creditor's rights generally. The Member has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and the Member Closing Documents and to perform his obligations under this Agreement and the Member Closing Documents.

() Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or directly (with or without notice or lapse of time or both);

() contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any legal requirement or any order to which such Member may be subject;

() to the knowledge of the Member, contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any contract to which such Member is a party;

() Except as set forth in Part 7.1 of the Disclosure Letter, the Member is not and will not be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement by such Member or the consummation and performance of any of the Contemplated Transactions by such Member.

 .PF MEMBERSHIP INTEREST OWNERSHIP

The Member will be on the Second Closing Date the record and beneficial owner and holder of all of the PF Membership Interests identified on Part 7.2 of the Disclosure Letter, free and clear of all Encumbrances.

 .PURCHASE FOR INVESTMENT

All shares of Coventry common stock delivered pursuant to this Agreement shall be acquired by the Members for investment and not with a view toward, or for sale in connection with, any distribution thereof; provided, however, that the foregoing shall not constitute a restriction on the Members from transferring such shares of Coventry in compliance with applicable Legal Requirements.


ARTICLE

COVENANTS OF BSD PRIOR TO DATE OF FIRST CLOSING

 .ACCESS AND INVESTIGATION

Between the date of this Agreement and the First Closing Date, BSD will, and will cause its Representatives to, (a) afford Coventry and its Representatives and prospective lenders and their Representatives (collectively, "COVENTRY'S ADVISORS") full and free access to BSD personnel, properties (including subsurface testing), contracts, books and records, and other documents and data, (b) furnish Coventry and Coventry's Advisors with copies of all such contracts, books and records, and other existing documents and data as Coventry may reasonably request, and (c) furnish Coventry and Coventry's Advisors with such additional financial, operating, and other data and information as Coventry may reasonably request.

 .OPERATION OF BSD BUSINESSES

Between the date of this Agreement and the First Closing Date, BSD will:

() conduct the business of BSD only in the Ordinary Course of Business;

() use its best efforts to: preserve intact the current business organization of BSD, keep available the services of the current officers, employees, and agents of BSD, and maintain the relations and goodwill with suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with BSD;

() confer with Coventry concerning operational matters of a material nature; and

() otherwise report periodically to Coventry concerning the status of the business, operations, and finances of BSD.

 .NEGATIVE COVENANT

Except as otherwise expressly permitted by this Agreement, between the date of this Agreement and the First Closing Date, BSD will not, without the prior consent of Coventry, take any affirmative action, or fail to take any reasonable action within their or its control, as a result of which any of the changes or events listed in Section 3.15 is likely to occur.

 .REQUIRED APPROVALS

As promptly as practicable after the date of this Agreement, BSD will make all filings required by Legal Requirements to be made by it in order to consummate the Contemplated Transactions. Between the date of this Agreement and the First Closing Date, BSD will (a) cooperate with Coventry with respect to all filings that Coventry elects to make or is required by Legal Requirements to make in connection with the Contemplated Transactions, and (b) cooperate with Coventry in obtaining all consents identified in Part 5.2 of Coventry's Disclosure Letter.

 .NOTIFICATION

Between the date of this Agreement and the First Closing Date,

BSD will promptly notify Coventry in writing if BSD becomes aware of any fact or condition that causes or constitutes a Breach of any of BSD's representations and warranties as of the date of this Agreement, or if BSD becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a Breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Disclosure Letter if the Disclosure Letter were dated the date of the occurrence or discovery of any such fact or condition, BSD will promptly deliver to Coventry a supplement to the Disclosure Letter specifying such change. During the same period, BSD will promptly notify Coventry of the occurrence of any Breach of any covenant of BSD in this Agreement or of the occurrence of any event that may make the satisfaction of the conditions in Article XI impossible or unlikely.

 .NO NEGOTIATION

Until such time, if any, as this Agreement is terminated pursuant to Article XV, the Shareholders will not, and will cause BSD and each of their Representatives not to, directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Coventry) relating to any transaction involving the sale of the business or assets (other than in the Ordinary Course of Business) of BSD, or any of the stock or equity security interests of BSD, or any merger, consolidation, business combination, or similar transaction involving BSD

 .BEST EFFORTS

Between the date of this Agreement and the First Closing Date, BSD will use its best efforts to cause the conditions in Article XI to be satisfied.

 .SUBSIDIARIES

All references to "BSD" in this Article VIII shall include BSD and all its Subsidiaries.

ARTICLE

COVENANTS OF PF PRIOR TO DATE OF SECOND CLOSING

 .ACCESS AND INVESTIGATION

Between the date of this Agreement and the Second Closing Date, PF will, and will cause its Representatives to, (a) afford Coventry and Coventry's Advisors full and free access to PF personnel, properties (including subsurface testing), contracts, books and records, and other documents and data, (b) furnish Coventry and Coventry's Advisors with copies of all such contracts, books and records, and other existing documents and data as Coventry may reasonably request, and
(c) furnish Coventry and Coventry's Advisors with such additional financial, operating, and other data and information as Coventry may reasonably request.

 .OPERATION OF PF BUSINESSES

From and after the inception of its business and until the Second Closing Date, PF will:

() conduct the business of PF only in the Ordinary Course of Business;

() use its best efforts to: preserve intact the business organization to be developed by PF, keep available the services of the officers, employees, and agents to be appointed by PF, and maintain the relations and goodwill with suppliers, customers, landlords, creditors, employees, agents, and others which will have business relationships with PF;

() confer with Coventry concerning the acquisition and development of its business and operational matters of a material nature; and

() otherwise report periodically to Coventry concerning the status of the business, operations, and finances of PF;

provided, however, that Coventry recognizes and acknowledges that PF will be acquiring and developing its business during the period prior to the Second Closing Date.

 .INTENTIONALLY DELETED

 .REQUIRED APPROVALS

Prior to the Second Closing Date, PF will make all filings required by Legal Requirements to be made by it in order to consummate the Contemplated Transactions. Between the date of this Agreement and the Second Closing Date, PF will (a) cooperate with Coventry with respect to all filings that Coventry elects to make or is required by Legal Requirements to make in connection with the Contemplated Transactions, and (b) cooperate with Coventry in obtaining all consents identified in Part 5.2 of Coventry's Disclosure Letter

 .NOTIFICATION

Between the date of this Agreement and the Second Closing Date, PF will promptly notify Coventry in writing if PF becomes aware of any fact or condition that causes or constitutes a Breach of any of PF's representations and warranties as of the date of this Agreement, or if PF becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a Breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Disclosure Letter if the Disclosure Letter were dated the date of the occurrence or discovery of any such fact or condition, PF will promptly deliver to Coventry a supplement to the Disclosure Letter specifying such change. During the same period, PF will promptly notify Coventry of the occurrence of any Breach of any covenant of PF in this Agreement or of the occurrence of any event that may make the satisfaction of the conditions in Article XII impossible or unlikely.

 .NO NEGOTIATION

Until such time, if any, as this Agreement is terminated pursuant to Article XV, the Members will not, and will cause PF and each of their Representatives not to, directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Coventry) relating to any transaction involving the sale of the business or assets (other than in the Ordinary Course of Business) of PF, or any of the membership interests of PF, or any merger, consolidation, business combination, or similar transaction involving PF, provided, however, that Coventry recognizes and acknowledges that PF will be acquiring and developing its business during the period prior to the Second Closing Date.

 .BEST EFFORTS

Between the date of this Agreement and the Second Closing Date, PF will use its best efforts to cause the conditions in Article XII to be satisfied.

 .SUBSIDIARIES

All references to "PF" in this Article IX shall include PF and all its Subsidiaries.

ARTICLE

COVENANTS OF COVENTRY

 .ACCESS AND INVESTIGATION

Between the date of this Agreement and the Second Closing Date, Coventry will, and will cause its Representatives to, (a) afford the Shareholders, the Members and their Representatives and prospective lenders and their Representatives (collectively, "ADVISORS") full and free access to Coventry's personnel, properties (including subsurface testing), contracts, books and records, and other documents and data, (b) furnish the Shareholders, the Members and their Advisors with copies of all such contracts, books and records, and other existing documents and data as they may reasonably request, and (c) furnish the Shareholders, the Members and their Advisors with such additional financial, operating, and other data and information as they may reasonably request.

 .OPERATION OF COVENTRY'S BUSINESSES

Between the date of this Agreement and the Second Closing Date, Coventry will:

() conduct the business of Coventry only in the Ordinary Course of Business;

() use its best efforts to: preserve intact the current business organization of Coventry, keep available the services of the current officers, employees, and agents of Coventry, and maintain the relations and goodwill with suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with Coventry;

() confer with the Shareholders and Members concerning operational matters of a material nature; and

() otherwise report periodically to the Shareholders and Members concerning the status of the business, operations, and finances of Coventry.

 .NEGATIVE COVENANT

Except as otherwise expressly permitted by this Agreement, between the date of this Agreement and the Second Closing Date, Coventry will not, without the prior consent of the Shareholders and Members, take any affirmative action, or fail to take any reasonable action within their or its control, as a result of which any of the changes or events listed in Section 5.15 is likely to occur.

 .REQUIRED APPROVALS

As promptly as practicable after the date of this Agreement, Coventry will make all filings required by Legal Requirements to be made by it in order to consummate the Contemplated Transactions. Between the date of this Agreement and the Second Closing Date, Coventry will (a) cooperate with BSD, PF, the Shareholders and the Members with respect to all filings that they elect to make or are required by Legal Requirements to make in connection with the Contemplated Transactions, and (b) cooperate with BSD, PF, the Shareholders and Members in obtaining all consents identified in Part 3.2 of BSD's Disclosure Letter or Part 4.2 of PF's Disclosure Letter.

 .NOTIFICATION

Between the date of this Agreement and the Second Closing Date, Coventry will promptly notify the Shareholders and Members in writing if Coventry becomes aware of any fact or condition that causes or constitutes a Breach of any of Coventry's representations and warranties as of the date of this Agreement, or if Coventry becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a Breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Disclosure Letter if the Disclosure Letter were dated the date of the occurrence or discovery of any such fact or condition, Coventry will promptly deliver to the Shareholders and Members a supplement to the Disclosure Letter specifying such change. During the same period, Coventry will promptly notify the Shareholders and Members of the occurrence of any Breach of any covenant of Coventry in this Agreement, or of the occurrence of any event that may make the satisfaction of the conditions in Articles XI and XII impossible or unlikely.

 .NO NEGOTIATION

Until such time, if any, as this Agreement is terminated pursuant to Article XV, Coventry will not, and will cause each of its Representatives not to, directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than the Shareholders and Members) relating to any transaction involving the sale of the business or assets (other than in the Ordinary Course of Business) of Coventry, or any acquisition of the business or assets of any Person by Coventry or any of the stock or equity security interests of Coventry, or any merger, consolidation, business combination, or similar transaction involving Coventry.

 .BEST EFFORTS

Between the date of this Agreement and the Second Closing Date, Coventry will use its best efforts to cause the conditions in Articles XI and XII to be satisfied.

 .SUBSIDIARIES

All references in this Article X to "Coventry" shall include Coventry and all its Subsidiaries.

 .SEC FILINGS AND SHAREHOLDER COMMUNICATIONS

From and after the date of this Agreement and until the completion of the Second Closing, all of Coventry's SEC filings, communications with its shareholders, proxy statements, prospectuses, and similar communications shall be subject to the prior review and reasonable approval of the Shareholders and Members.

 .SPECIAL RIGHTS OF SHAREHOLDERS/MEMBERS

From and after the First Closing, the Board of Directors of Coventry shall consist of eight (8) members, of which four (4) shall be designated by the Shareholders. On the First Closing and as a condition thereof, the Board of Directors of Coventry shall appoint such four (4) designees of the Shareholders to the Board of Directors of Coventry, and a sufficient number of existing Directors of Coventry shall resign so as to accommodate such appointments. From and after the First Closing, Stephen Rosedale shall be elected and shall serve as the Chairman of the Board of Coventry, and Robert Hausman shall be elected and shall serve as Chief Executive Officer of Coventry. From and after the Second Closing and until the next annual meeting of shareholders of Coventry, the Board of Directors of Coventry shall consist of nine (9) members, of which five (5) shall be designated by the Shareholders and the Members. On the Second Closing and as a condition thereof, the Board of Directors of Coventry shall appoint such five (5) designees of the Shareholders and Members to the Board of Directors of Coventry, and a sufficient number of existing Directors of Coventry shall resign so as to accommodate such appointments.


ARTICLE

CONDITIONS PRECEDENT TO OBLIGATIONS OF BSD, SHAREHOLDERS AND
COVENTRY
AT FIRST CLOSING

BSD's, the Shareholders' and Coventry's (BSD, the Shareholders and Coventry collectively referred to as the "PARTIES" in this

Article XI) obligations to consummate the transactions contemplated at the First Closing and to take the other actions required to be taken by the Parties at the First Closing are subject to the satisfaction, at or prior to the First Closing, of each of the following conditions to be performed by Coventry in favor of the Shareholders and BSD (any of which may be waived by the Shareholders, in whole or in part) and to be performed by BSD or the Shareholders in favor of Coventry (any of which may be waived by Coventry in whole or in part):

 .ACCURACY OF REPRESENTATIONS

All of the Parties' representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), must have been accurate in all material respects as of the date of this Agreement, and must be accurate in all material respects as of the First Closing Date as if made on the First Closing Date, without giving effect to any supplement (delivered after the First Closing Date) to the Disclosure Letter.

 .PARTIES' PERFORMANCE

() All of the covenants and obligations that the Parties are required to perform or to comply with pursuant to this Agreement at or prior to the First Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been duly performed and complied with in all material respects.

() Each document required to be delivered by the Parties pursuant to this Agreement must have been delivered, and each of the other covenants and obligations to be performed by the Parties under this Agreement must have been performed and complied with in all respects.

 .CONSENTS

Each of the Consents identified in the Disclosure Letter or otherwise required by this Agreement to be obtained by a Party, must have been obtained and must be in full force and effect.

 .ADDITIONAL DOCUMENTS

Each of the following documents must have been delivered to the opposite Party:

() an opinion of such Parties' counsel, identified in Section 16.4, dated the First Closing Date; ()such other documents as the other Party may reasonably request for the purpose of (i) enabling its counsel to provide the opinion referred to in Section 11.4(a), (ii) evidencing the accuracy of any of the Party's representations and warranties, (iii) evidencing the performance by the Party of any covenant or obligation required to be performed or complied with by the Party, (iv) evidencing the satisfaction of any condition referred to in this Article XI, or (v) otherwise facilitating the consummation or performance of any of the Contemplated Transactions.

 .NO PROCEEDINGS

Since the date of this Agreement, there must not have been commenced or Threatened against the Party, or against any Person affiliated with the Party, any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions, or (b) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the Contemplated Transactions.

 .NO CLAIM REGARDING STOCK OWNERSHIP OR SALE PROCEEDS

There must not have been made or Threatened by any Person any claim asserting that such Person (a) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any stock or membership interest, or any other voting, equity, or ownership interest in Coventry or BSD, or (b) is entitled to all or any portion of the BSD Consideration.

 .NO PROHIBITION

Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time or both), materially contravene, or conflict with, or result in a material violation of, or cause each respective Party or any Person affiliated therewith to suffer any material adverse consequence under, (a) any applicable Legal Requirement or Order, or (b) any Legal Requirement or Order that has been published, introduced, or otherwise proposed by or before any Governmental Body.

 .DUE DILIGENCE

All of the inspections, investigations, evaluations, due diligence and other matters set forth in Section 2.1 hereof shall have been satisfactory to, or waived by, Coventry, the Shareholders and the Members in accordance with Section
2.1 hereof.

 .PRO FUTURES AGREEMENT

Coventry, the Shareholders, the Members and Pro Futures Fund shall have entered into an agreement, satisfactory to the Shareholders and the Members, whereby Pro Futures Fund agrees that prior to the Second Closing, it will convert all shares of preferred stock of Coventry held or owned by Pro Futures Fund to shares of common stock of Coventry.

 .AGREEMENTS WITH CERTAIN COVENTRY SECURITY/OPTION HOLDERS

Each of certain Persons who are security holders of Coventry, or who have stock compensation or stock option agreements, or other similar arrangements, with Coventry, as specified by the Shareholders, shall have entered into agreements in favor of Coventry, the Shareholders and the Members, in each case satisfactory to the Shareholders and the Members, whereby such Persons will confirm their specific arrangements as to Coventry securities and will release Coventry, the Shareholders and the Members from any other rights to securities of Coventry or liabilities in connection therewith.

 .NASDAQ COMPLIANCE.

Coventry shall be in full compliance with the requirements of Section 5.28(g) of this Agreement relating to NASDAQ qualification and compliance, and accordingly, on the date of the First Closing, Coventry shall continue to be fully qualified for NASDAQ Small Cap Market listing and trading, and all necessary filings and registrations to maintain such qualification shall have been made.


ARTICLE

CONDITIONS PRECEDENT TO OBLIGATIONS OF PF, MEMBERS AND
COVENTRY AT SECOND CLOSING

PF's, the Members' and Coventry's (PF, the Members and Coventry collectively referred to as the Parties in this Article XII) obligations to consummate the transactions contemplated at the Second Closing and to take the other actions required to be taken by the Parties at the Second Closing are subject to the satisfaction, at or prior to the Second Closing, of each of the following conditions to be performed by Coventry in favor of the Members and PF (any of which may be waived by the Members, in whole or in part) and to be performed by PF or the Members in favor of Coventry (any of which may be waived by Coventry, in whole or in part):

 .ACCURACY OF REPRESENTATIONS

All of the Parties' representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), must have been accurate in all material respects as of the date of this Agreement, and must be accurate in all material respects as of the Second Closing Date as if made on the Second Closing Date, without giving effect to any supplement to the Disclosure Letter.

 .PARTIES' PERFORMANCE

() All of the covenants and obligations that the Parties are required to perform or to comply with pursuant to this Agreement at or prior to the Second Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been duly performed and complied with in all material respects.

() Each document required to be delivered by the Parties pursuant to this Agreement must have been delivered, and each of the other covenants and obligations to be performed by the Parties pursuant to this Agreement must have been performed and complied with in all respects.

 .CONSENTS

Each of the Consents identified in the Disclosure Letter or otherwise required by this Agreement, must have been obtained and must be in full force and effect.

 .ADDITIONAL DOCUMENTS

Each of the following documents must have been delivered to the opposite Party:

() an opinion of such Parties' counsel, identified in Section 16.4, dated the Second Closing Date;

() such other documents as the other Party may reasonably request for the purpose of (i) enabling its counsel to provide the opinion referred to in
Section 12.4(a), (ii) evidencing the accuracy of any of the Party's representations and warranties, (iii) evidencing the performance by the Party of any covenant or obligation required to be performed or complied with by the Party, (iv) evidencing the satisfaction of any condition referred to in this
Article XII, or (v) otherwise facilitating the consummation or performance of any of the Contemplated Transactions.


 .NO PROCEEDINGS

Since the date of this Agreement, there must not have been commenced or Threatened against the Party, or against any Person affiliated with the Party, any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions, or (b) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the Contemplated Transactions.

 .NO CLAIM REGARDING STOCK OWNERSHIP OR MEMBERSHIP INTEREST OR SALE PROCEEDS

There must not have been made or Threatened by any Person any claim asserting that such Person (a) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any stock or membership interest, or any other voting, equity, or ownership interest in Coventry or PF, or (b) is entitled to all or any portion of the PF Consideration.

 .NO PROHIBITION

Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time or both), materially contravene, or conflict with, or result in a material violation of, or cause each respective Party or any Person affiliated therewith to suffer any material adverse consequence under, (a) any applicable Legal Requirement or Order, or (b) any Legal Requirement or Order that has been published, introduced, or otherwise proposed by or before any Governmental Body.

 .PRO FUTURES CONVERSION

The conversion of all shares of preferred stock of Coventry held or owned by Pro Futures Fund to shares of common stock of Coventry shall have been completed prior to the Second Closing Date, such that the representations and warranties of Coventry set forth in Section 5.27 hereof shall be true and accurate on the Second Closing Date.

 .NASDAQ COMPLIANCE

As provided in Section 5.28(g) of this Agreement, Coventry shall continue to be fully qualified for NASDAQ Small Cap listing and trading on the Second Closing Date, and all necessary filings and registrations to maintain such qualification shall have been made.


ARTICLE

ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF MEMBERS AND COVENTRY AT THE SECOND CLOSING; RECISSION.

In addition to the conditions set forth in Article XII hereof, the obligations of each Member and Coventry to consummate the transactions contemplated at the Second Closing shall be subject to: (i) the consummation of the transactions contemplated at the First Closing; (ii) Coventry obtaining the requisite approval of its shareholders to issue the PF Consideration; and (iii) the transaction contemplated by the Second Closing qualifying as a tax free transaction under the IRC. In the event that the Second

Closing is not consummated within one hundred eighty (180) days after consummation of the First Closing (the "CONTINGENCY DATE"), which "CONTINGENCY DATE" may be extended by either party for an additional ninety (90) days in order to obtain any necessary approvals from the SEC, and extended thereafter only by mutual consent of the parties hereto, or if Coventry has not satisfied any condition precedent set forth in Article XII hereof or in this Article XIII on or before the Contingency Date, as so extended, then, in addition to the rights and remedies set forth in Articles XIV and XV hereof, the parties agree that, upon the written request of a majority of the Shareholders and the Members, they shall take all actions necessary to rescind this Agreement and to unwind the transactions consummated at the First Closing in such a manner as will place the parties hereto in as close to the same position as possible as such party was in on the date hereof without unreasonable effort, expense or delay.


ARTICLE

INDEMNIFICATION


 .INDEMNIFICATION BY COVENTRY

Coventry covenants and agrees as follows:

()Coventry and its Subsidiaries shall, jointly and severally, indemnify the Shareholders and the Members and their affiliates and the members, officers and directors thereof and defend and hold each of them and their respective successors, assigns, heirs and personal representatives (collectively, the "INDEMNITEES") harmless of and from: (i) any breach of any representations or warranties of Coventry contained herein; (ii) any breach of any other covenants or obligations of Coventry contained herein; (iii) any and all claims, suits and causes of action arising out of or by reason of any matter or cause whatsoever, relating to or in connection with or arising out of the business conducted by Coventry and its Subsidiaries prior to the First Closing Date; (iv) any and all claims, suits and causes of action arising out of or by reason of any matter or cause whatsoever, relating to or in connection with or arising out of the business conducted by BSD from and after the First Closing Date, except for claims, suits and causes of action arising out of or by reason of any acts or omissions of the Shareholders after the First Closing Date (provided, however, that this exception shall not limit the Shareholders' rights to be indemnified by Coventry under other agreements and by applicable law); (v) any and all claims, suits and causes of action arising out of or by reason of any matter or cause whatsoever, relating to or in connection with or arising out of the business conducted by PF from and after the Second Closing Date, except for claims, suits and causes of action arising out of or by reason of any acts or omissions of the Members after the Second Closing Date (provided, however, that this exception shall not limit the Members' rights to be indemnified by Coventry under other agreements and by applicable law); (vi) any and all liabilities, claims, suits, or causes of action by or through any shareholders (or holders of rights to acquire securities) of Coventry or its Subsidiaries, or by any Governmental Body, or by any other Person, contesting, challenging, objecting to, delaying, or otherwise interfering with, the Contemplated Transactions or alleging that any such transactions are in violation of law or contract or seeking damages, dissenter's rights, appraisal rights, recission or other remedies in connection therewith; and (vii) any and all liabilities, claims, suits, causes of action relating to, or in connection with, the existing claims against Coventry and its Subsidiaries identified in Part 5.14 of the Disclosure Letter. Such indemnity shall only cover all damages, losses, costs and expenses of the Indemnitees, including, without limitation, amounts paid in settlement or satisfaction of claims; judgments; fines; penalties; and reasonable attorneys' fees and disbursements.

() In the event that Coventry shall have breached any of its obligations, representations, warranties or covenants contained in this Agreement, or Coventry and its Subsidiaries are obligated to make any indemnification as provided herein, the Indemnitees shall notify Coventry in writing of any such claim.

() With respect to third party claims which are the subject of indemnification under this Section 14.1, Coventry and its Subsidiaries shall have the obligation to defend any such claim at their own expense and with counsel reasonably acceptable to the Indemnitees; PROVIDED, HOWEVER, that if Coventry and its Subsidiaries fail to undertake such defense or procure a settlement releasing the Indemnitees by written notification to the Indemnitees within twenty (20) days after the date of the Indemnitees' notification of indemnification claim, or if thereafter, Coventry and its Subsidiaries fail to maintain such defense to the reasonable satisfaction of the Indemnitees, then the Indemnitees shall have the option, but not the obligation, to defend such claim with any counsel of their choosing, all at the joint and several expense of Coventry and its Subsidiaries, provided that Coventry shall not be liable for the fees and expenses of more than one firm. Notwithstanding the foregoing, the Indemnitees may elect to defend any such third party claim which is the subject of indemnification with their own counsel, all at the joint and several expense of Coventry and its Subsidiaries. Neither Coventry or its Subsidiaries, on one hand, nor the Indemnitees, on the other hand, shall enter into a settlement of any such third party claim without the other party's written consent, which will not be unreasonably withheld or delayed; PROVIDED, HOWEVER, that the Indemnitees shall have no obligation to consent to any settlement unless it provides for a complete release of the Indemnitees with respect to such third party claim.

() If any Indemnitee is entitled to be indemnified by Coventry and its Subsidiaries pursuant to this Agreement, then, promptly following the final determination of the amount thereof, at the election of the Indemnitee in its sole discretion, (i) Coventry or its Subsidiaries shall pay to the Indemnitee the Adjusted Indemnification Amount (as defined below) in cash, or (ii) Coventry shall pay to the Indemnitee the Adjusted Indemnification Amount by issuing to Indemnitee that number of shares of common stock of Coventry (which shall be duly issued, fully paid and non-assessable) computed by dividing the Adjusted Indemnification Amount by the fair market value of Coventry common stock on the date of the final determination. For example, if the Adjusted Indemnification Amount were $100,000, and Coventry common stock's fair market value on the final determination date was $2.00 per share, then Coventry would issue an additional 50,000 shares of its common stock to the Indemnitee. The "Adjusted Indemnification Amount" is one hundred thirty-five percent (135%) of the final determination of the amount of indemnification to be provided to Indemnitee pursuant to this Agreement.

() The representations, warranties and covenants made by Coventry herein shall be deemed and construed to be continuing representations, warranties and covenants and shall survive the execution and delivery of this Agreement and the First Closing and the Second Closing for a period of two (2) years thereafter.

() Notwithstanding anything to the contrary in this Section 14.1, the first Twenty Five Thousand and 00/100 ($25,000.00) Dollars, in the aggregate, of claims for indemnification hereunder shall be exempted from payment unless and until such threshold is exceeded; provided, however, that if such threshold is exceeded, the first Twenty Five Thousand and 00/100 ($25,000.00) Dollars of such indemnification claims shall no longer be exempted and shall be included in the aggregate amount of such indemnification claims due and payable hereunder.

 .INDEMNIFICATION BY BSD

BSD covenants and agrees as follows:

() BSD and its Subsidiaries shall, jointly and severally, indemnify Coventry and its affiliates and the officers and directors thereof and defend and hold each of them and their respective successors, assigns, heirs and personal representatives (collectively, the "COVENTRY INDEMNITEES") harmless of and from:
(i) any breach of any representations or warranties of BSD contained herein;
(ii) any breach of any other covenants or obligations of BSD contained herein;
(iii) any and
all claims, suits and causes of action arising out of or by reason of any matter or cause whatsoever, relating to or in connection with or arising out of the business conducted by BSD and its Subsidiaries prior to the First Closing Date;
(iv) any and all liabilities, claims, suits, or causes of action by or through any shareholders (or holders of rights to acquire securities) of BSD or its Subsidiaries, or by any Governmental Body, or by any other Person, contesting, challenging, objecting to, delaying, or otherwise interfering with, the Contemplated Transactions or alleging that any such transactions are in violation of law or contract or seeking damages, dissenter's rights, appraisal rights, recission or other remedies in connection therewith; and (v) any and all liabilities, claims, suits, causes of action relating to, or in connection with, the existing claims against BSD and its Subsidiaries identified in Part 3.14 of the Disclosure Letter. Such indemnity shall only cover all damages, losses, costs and expenses of the Coventry Indemnitees, including, without limitation, amounts paid in settlement or satisfaction of claims; judgments; fines; penalties; and reasonable attorneys' fees and disbursements.

() In the event that BSD shall have breached any of its obligations, representations, warranties or covenants contained in this Agreement, or BSD and its Subsidiaries are obligated to make any indemnification as provided herein, the Coventry Indemnitees shall notify BSD in writing of any such claim.

() With respect to third party claims which are the subject of indemnification under this Section 14.2, BSD and its Subsidiaries shall have the obligation to defend any such claim at their own expense and with counsel reasonably acceptable to the Coventry Indemnitees; PROVIDED, HOWEVER, that if BSD and its Subsidiaries fail to undertake such defense or procure a settlement releasing the Coventry Indemnitees by written notification to the Coventry Indemnitees within twenty (20) days after the date of the Coventry Indemnitees' notification of indemnification claim, or if thereafter, BSD and its Subsidiaries fail to maintain such defense to the reasonable satisfaction of the Coventry Indemnitees, then the Coventry Indemnitees shall have the option, but not the obligation, to defend such claim with any counsel of their choosing, all at the joint and several expense of BSD and its Subsidiaries, provided that BSD shall not be liable for the fees and expenses of more than one firm. Notwithstanding the foregoing, the Coventry Indemnitees may elect to defend any such third party claim which is the subject of indemnification with their own counsel, all at the joint and several expense of BSD and its Subsidiaries. Neither BSD or its Subsidiaries, on one hand, nor the Coventry Indemnitees, on the other hand, shall enter into a settlement of any such third party claim without the other party's written consent, which will not be unreasonably withheld or delayed; PROVIDED, HOWEVER, that the Coventry Indemnitees shall have no obligation to consent to any settlement unless it provides for a complete release of the Coventry Indemnitees with respect to such third party claim.

() The representations, warranties and covenants made by BSD herein shall be deemed and construed to be continuing representations, warranties and covenants and shall survive the execution and delivery of this Agreement and the First Closing and the Second Closing for a period of two (2) years thereafter.

() Notwithstanding anything to the contrary in this Section 14.2, the first Twenty Five Thousand and 00/100 ($25,000.00) Dollars, in the aggregate, of claims for indemnification hereunder shall be exempted from payment unless and until such threshold is exceeded; provided, however, that if such threshold is exceeded, the first Twenty Five Thousand and 00/100 ($25,000.00) Dollars of such indemnification claims shall no longer be exempted and shall be included in the aggregate amount of such indemnification claims due and payable hereunder.

 .INDEMNIFICATION BY PF

PF covenants and agrees as follows:

() PF shall indemnify Coventry and its affiliates and the officers and directors thereof and defend and hold each of them and their respective successors, assigns, heirs and personal representatives (collectively, the "COVENTRY INDEMNITEES") harmless of and from: (i) any breach of any representations or warranties of PF contained herein; (ii) any breach of any other covenants or obligations of PF contained herein; (iii) any and all claims, suits and causes of action arising out of or by reason of any matter or cause whatsoever, relating to or in connection with or arising out of the business conducted by PF and its Subsidiaries prior to the Second Closing Date; (iv) any and all liabilities, claims, suits, or causes of action by or through any members (or holders of rights to acquire securities) of PF, or by any Governmental Body, or by any other Person, contesting, challenging, objecting to, delaying, or otherwise interfering with, the Contemplated Transactions or alleging that any such transactions are in violation of law or contract or seeking damages, dissenter's rights, appraisal rights, recission or other remedies in connection therewith; and (v) any and all liabilities, claims, suits, causes of action relating to, or in connection with, the existing claims against PF identified in
Part 4.14 of the Disclosure Letter. Such indemnity shall only cover all damages, losses, costs and expenses of the Coventry Indemnitees, including, without limitation, amounts paid in settlement or satisfaction of claims; judgments; fines; penalties; and reasonable attorneys' fees and disbursements.


() In the event that PF shall have breached any of its obligations, representations, warranties or covenants contained in this Agreement, or PF is obligated to make any indemnification as provided herein, the Coventry Indemnitees shall notify PF in writing of any such claim.

() With respect to third party claims which are the subject of indemnification under this Section 14.3, PF shall have the obligation to defend any such claim at its own expense and with counsel reasonably acceptable to the Coventry Indemnitees; PROVIDED, HOWEVER, that if PF fails to undertake such defense or procure a settlement releasing the Coventry Indemnitees by written notification to the Coventry Indemnitees within twenty (20) days after the date of the Coventry Indemnitees' notification of indemnification claim, or if thereafter, PF fails to maintain such defense to the reasonable satisfaction of the Coventry Indemnitees, then the Coventry Indemnitees shall have the option, but not the obligation, to defend such claim with any counsel of their choosing, all at the expense of PF, provided that PF shall not be liable for the fees and expenses of more than one firm. Notwithstanding the foregoing, the Coventry Indemnitees may elect to defend any such third party claim which is the subject of indemnification with their own counsel, all at the expense of PF. Neither PF, on one hand, nor the Coventry Indemnitees, on the other hand, shall enter into a settlement of any such third party claim without the other party's written consent, which will not be unreasonably withheld or delayed; PROVIDED, HOWEVER, that the Coventry Indemnitees shall have no obligation to consent to any settlement unless it provides for a complete release of the Coventry Indemnitees with respect to such third party claim.

() The representations, warranties and covenants made by PF herein shall be deemed and construed to be continuing representations, warranties and covenants and shall survive the execution and delivery of this Agreement and the First Closing and the Second Closing for a period of two (2) years thereafter. ()Notwithstanding anything to the contrary in this Section 14.3, the first Twenty Five Thousand and 00/100 ($25,000.00) Dollars, in the aggregate, of claims for indemnification hereunder shall be exempted from payment unless and until such threshold is exceeded; provided, however, that if such threshold is exceeded, the first Twenty Five Thousand and 00/100 ($25,000.00) Dollars of such indemnification claims shall no longer be exempted and shall be included in the aggregate amount of such indemnification claims due and payable hereunder.



ARTICLE

TERMINATION

 .TERMINATION EVENTS

This Agreement may, by notice given prior to or at either the First or Second Closing, be terminated:

() by any party if a Material Breach of any provision of this Agreement has been committed by the other party and such Material Breach has not been waived after notice of such Material Breach has been provided and such breaching party has been given an opportunity to be heard. As used herein, a "Material Breach" shall mean a Breach which substantially interferes with the ability of any party to comply with the closing conditions to this Agreement or to consummate the Contemplated Transactions;

()() by Coventry, if any of the conditions in Articles XI or XII to be performed by BSD, PF, the Shareholders or the Members, as the case may be, has not been satisfied as of the Closing Dates applicable thereto or if satisfaction of such a condition is or becomes impossible (other than through the failure of Coventry to comply with its obligations under this Agreement) and Coventry has not waived such condition on or before the Closing Dates applicable thereto;

() by the Shareholders or Members, if any of the conditions in Articles XI or XII to be performed by Coventry has not been satisfied as of the Closing Dates applicable thereto or if satisfaction of such a condition is or becomes impossible (other than through the failure of the Shareholders or Members to comply with their obligations under this Agreement) and the Shareholders or Members have not waived such condition on or before the Closing Dates applicable thereto;

() by mutual consent of the parties hereto;

() by either Coventry, the Shareholders or the Members if the First Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before the date set forth in the first sentence of Section 2.3 hereof, or such later date as the parties may agree upon;

() by either Coventry, the Shareholders or the Members if the Second Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before the Contingency Date, as defined in, and as may be extended pursuant to,
Article XIII hereof, or such later date as the parties agree upon; or

() by Coventry, the Shareholders and/or the Members at any time on or before the expiration of the Due Diligence Period, pursuant to Section 2.1.

 .EFFECT OF TERMINATION

Each party's right of termination under Section 15.1 is in addition to any other rights that it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 15.1, all further obligations of the parties under this Agreement will terminate, except that the obligations in Articles XIII, XIV and XVI will survive; provided, however, that if this Agreement is terminated by a party because of the Breach of the Agreement by the other party or because one or more of the conditions to the terminating party's obligations under this Agreement is not satisfied as a result of the other party's failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies will survive such termination unimpaired.


ARTICLE

GENERAL PROVISIONS

 .EXPENSES

Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of agents, representatives, counsel, and accountants. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a Breach of this Agreement by another party.

 .PUBLIC ANNOUNCEMENTS

Any public announcement or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as Coventry, the Shareholders and the Members shall determine. Unless consented to by all parties hereto in advance or required by Legal Requirements, prior to the Closing, all parties hereto shall keep this Agreement strictly confidential and may not make any disclosure of this Agreement to any Person, except as required by law. The parties hereto will consult with each other concerning the means by which the employees, customers, and suppliers and others having dealings with them will be informed of the Contemplated Transactions.

 .CONFIDENTIALITY

Between the date of this Agreement and the Closing Date, BSD, PF,

Coventry, the Shareholders and the Members will maintain in confidence, and will cause the directors, officers, employees, agents and advisors of Coventry and the Acquired Companies to maintain in confidence, and not use to the detriment of another party or an Acquired Company, any written, oral, or other information obtained in confidence from another party or an Acquired Company in connection with this Agreement or the Contemplated Transactions, unless (a) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Contemplated Transactions, or (c) the furnishing or use of such information is required by, or necessary or appropriate in connection with, legal proceedings.

If the Contemplated Transactions are not consummated, each party will return or destroy as much of such written information as the other party may reasonably request.

 .NOTICES

All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):


SHAREHOLDERS:

Ronald Wilheim
Steven Rosedale

Facsimile No.: (513) 530-1698

with a copy to: Lawrence M. Levinson, Esq.
Herrick, Feinstein LLP
2 Park Avenue
New York, New York 10016


MEMBERS:

Ronald Wilheim
Steven Rosedale

Facsimile No.: (513) 530-1698

with a copy to: Lawrence M. Levinson, Esq.
Herrick, Feinstein LLP
2 Park Avenue
New York, New York 10016


BSD:
c/o CommuniCare Health Services, Inc.
4700 Ashwood Drive, Suite 200
Cincinnati, Ohio 45241

Attention: Ronald Wilheim, Secretary

Facsimile No.:  (513) 530-1698

with a copy to: Lawrence M. Levinson, Esq.
Herrick, Feinstein LLP
2 Park Avenue
New York, New York 10016

PF:
People First Staffing
c/o CommuniCare Health Services, Inc.
4700 Ashwood Drive, Suite 200
Cincinnati, Ohio  45241

Attention: Ronald Wilheim, Secretary

Facsimile No.:  (513) 530-1698

with a copy to: Lawrence M. Levinson, Esq.
Herrick, Feinstein LLP
2 Park Avenue
New York, New York 10016


COVENTRY:

Coventry Industries, Inc.
7777 Glades Road
Boca Raton, Florida 33434
Attention: Robert Hausman, CEO
Facsimile No.: 561-488-3419

with a copy to: Michael Karsch, Esq.
          Broad and Cassel
Suite 3000
201 South Biscayne Boulevard
Miami, Florida  33131

 .JURISDICTION; SERVICE OF PROCESS

Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of Florida, Palm Beach County, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of Florida, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

 .FURTHER ASSURANCES

The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and
(c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

 .WAIVER

The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and
(c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

 .ENTIRE AGREEMENT AND MODIFICATION

This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

 .DISCLOSURE LETTER

() The disclosures in the Disclosure Letter, and those in any supplement thereto, relate only to the representations and warranties in the Section of the Agreement to which they expressly refer and not to any other representation or warranty in this Agreement.

() In the event of any inconsistency between the statements in the body of this Agreement and those in the Disclosure Letter (other than an exception expressly set forth as such in the Disclosure Letter with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

 .ASSIGNMENTS, SUCCESSORS, AND NO THIRD-PARTY RIGHTS

Neither party may assign any of its rights under this Agreement without the prior consent of the other parties. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

 .SEVERABILITY

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

 .SECTION HEADINGS, CONSTRUCTION

The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

 .TIME OF ESSENCE

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

 .GOVERNING LAW

This Agreement will be governed by the laws of the [State of Florida] without regard to conflicts of laws principles.

 .COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.


IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.


COVENTRY INDUSTRIES, INC.:                        SHAREHOLDERS:

By:
Robert Hausman, CEO                               Ronald Wilheim



                                                  Steven Rosedale



MEMBERS:


Ronald Wilheim


Steven Rosedale



BSD HEALTHCARE INDUSTRIES,
INC.


By:

                                                                       Exhibit B


                                VOTING AGREEMENT

         VOTING AGREEMENT, dated as of December 3, 1998 (this "Agreement"), among Robert Hausman, Lester Gann, Ronald Wilhelm, Stephen Rosedale, Yucatan Holdings, Connie Steinmetz, Strategic Capital Holdings, Inc. and Arizona Development Corporation (collectively, the "Shareholders") and Coventry Industries Corp., a Florida corporation ("Coventry").

         WHEREAS, Coventry, BSD Healthcare Industries, Inc. ("BSD"), People First Staffing, LLC ("PF") and the shareholders and members of BSD and PF have entered into an Exchange Agreement dated as of September 29, 1998 (the "Exchange Agreement") pursuant to which 80.1% of the outstanding equity of BSD and all of the outstanding equity of PF will be exchanged for 80.1% of the outstanding common stock of Coventry (the "Exchange"); and

         WHEREAS, as of the date hereof; the Shareholders are the beneficial owners of 3,777,961 shares of Coventry's common stock, par value $.00l per share ("Coventry Common Stock") and each Shareholder owns of record and beneficially the number of shares of Coventry Common Stock set forth on Schedule A hereto;

         WHEREAS, approval of the Exchange Agreement and the issuance of in excess of 19.9% of Coventry Common Stock by Coventry's Shareholders at a Shareholders meeting (the "Shareholder Meeting") is a condition to the consummation of the Exchange;

         WHEREAS, certain Shareholders of Coventry have requested that the Shareholders enter into this Agreement and such Shareholders have agreed to enter into this Agreement to vote in favor of the Exchange and certain other events;

         WHEREAS, in order to effectuate the Exchange, the Shareholders have agreed, among other things, to enter into this Agreement with respect to all of the shares of Coventry Common Stock now owned and which may hereafter be acquired by the Shareholders (the "Shares").

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:


                                   ARTICLE I

                                VOTING OF SHARES
                                ----------------

SECTION 1.01. VOTING AGREEMENT. (a) During the term of this Agreement, the Shareholders agree to attend the Shareholder Meeting or any other shareholder meeting in person or by proxy, and to vote (or cause to be voted) all Shares, and any other voting securities of Coventry, whether issued heretofore or hereafter, that the Shareholder beneficially owns or has the right to vote for approval and adoption of the Exchange Agreement (as amended from time to time), the Exchange, the other transactions contemplated by the Exchange Agreement and any other transactions or items recommended by Coventry's Board of Directors, with such agreement to vote to apply also to any adjournments or postponements of the Shareholder Meeting.

         (b) Except as provided in this Agreement and during the term of this Agreement, the Shareholders shall not, directly or indirectly, grant any proxy or power of attorney with respect to the Shares, deposit any of such Shares into a voting trust or enter into any voting agreement or arrangement inconsistent with this Agreement.

         (c) During the term of this Agreement, each Shareholder agrees that, without the prior written consent of Coventry, such Shareholder shall not, directly or indirectly, sell, offer to sell, grant any option for the sale of; pledge, assign, hypothecate, tender or otherwise transfer or dispose of, or enter into any agreement to do any of the foregoing with respect to, any Shares or any other voting securities of Coventry that the Shareholder beneficially owns except to a purchaser who agrees in writing prior to such acquisition to be bound by the terms of this Agreement with respect to the Shares being acquired by such purchaser.

         (d) During the term of this Agreement, each Shareholder agrees to vote (or cause to be voted) all Shares, and any other voting securities of the Company, whether issued heretofore or hereafter, that he beneficially owns or has the right to vote (i) against any action or agreement that could result in a material breach of any covenant, representation or warranty or any other obligation or agreement of Coventry, BSD or PF under the Exchange Agreement or that could result in any of the conditions to the obligations of Coventry, BSD or PF under the Exchange Agreement not being fulfilled, and (ii) in favor of any action recommended by the Board of Directors of Coventry with respect to the business and affairs of Coventry.


         SECTION 1.02. IRREVOCABLE PROXY. Each Shareholder hereby irrevocably appoints Stephen Rosedale, until termination of this Agreement, as the Shareholder's attorney and proxy pursuant to the provisions of Section 607.0731 of the Florida Business Corporation Act, with full power of substitution, to vote, and otherwise act (by written consent or otherwise) with respect to the Shares which the Shareholder is entitled to vote at any shareholder meeting (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise, only on the specific matters and in the manner specified in Section 1.01 hereof. THIS PROXY AND POWER OF ATTORNEY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Each Shareholder hereby revokes all other proxies and powers of attorney with respect to the Shares which the Shareholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by the Shareholder with respect thereto.

                                   ARTICLE II

                 REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS
                 ----------------------------------------------

         Each Shareholder hereby represents and warrants to Coventry and the other Shareholders as follows:

         SECTION 2.01. AUTHORITY RELATIVE TO THIS AGREEMENT. This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by Coventry, constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equitable principles.

         SECTION 2.02. NO CONFLICT. (a) The execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by the Shareholder shall not, (i) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Shareholder or by which the Shareholder is bound, or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of; or result in the creation of a lien or encumbrance on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Shareholder is party or by which the Shareholder is bound or affected, except, in the case of the foregoing, for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or materially delay the performance by Shareholder of its obligations under this Agreement.

         (b) The execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by the Shareholder shall not, require any consent, approval, authorization or permit of; or filing with or notification to, any domestic governmental or regulatory authority, except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended.

         SECTION 2.03. TITLE TO THE SHARES. The Shareholder hereby represents that (a) as of the date hereof; the Shareholder is either the record owner or the beneficial owner of the number of shares of Coventry Common Stock set forth on Exhibit A hereto, and (b) except as provided by this Agreement as of the date hereof and at any Shareholder Meeting held during the term of this Agreement, the Shareholder has, and shall have, the ability to vote all of the Shares in accordance with Section 1.01 of this Agreement. Except as provided in this Agreement, the Shareholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares.

                                  ARTICLE III

                                 MISCELLANEOUS
                                 -------------

         SECTION 3.01. TERMINATION. This Agreement shall terminate upon the earlier of (a) the termination of the Exchange Agreement or (b) the consummation of the Exchange, in each case in accordance with the terms and conditions of the Exchange Agreement.

         SECTION 3.02. ENFORCEMENT OF AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction to prevent any breach of this Agreement and to enforce specifically the terms and provisions hereof in any Florida court, this being in addition to any other remedy to which they are entitled at law or in equity.

         SECTION 3.03. SUCCESSORS AND AFFILIATES. This Agreement shall inure to the benefit and shall be binding upon the parties hereto and their respective successors, assigns, heirs, executors, administrators and representatives. If any person shall acquire additional Shares from a Shareholder in any manner, whether by operation of law or otherwise, such Shares shall be held subject to all of the terms of this Agreement, and by taking and holding such Shares, such person shall be conclusively deemed to have agreed to be bound by and to comply with all of the terms and provisions of this Agreement. Without limiting the foregoing, each Shareholder specifically agrees that its obligations hereunder shall not be terminated by operation of law.

         SECTION 3.04. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between Coventry and the Shareholders with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between Coventry and the Shareholders with respect to the subject matter hereof.

         SECTION 3.05. AMENDMENT. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

         SECTION 3.06. WAIVERS. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

         SECTION 3.07. SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

         SECTION 3.08. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

         SECTION 3.09. COUNTERPARTS. This Agreement may be executed in counterparts by manual or facsimile signature of each undersigned party, and all such counterparts shall be deemed to constitute one and the same instrument.

         SECTION 3.10. NOTICES. All notices, requests, claims, demands or other communications under this Agreement shall be in writing and shall be deemed to have been effectively given when delivered personally, when dispatched by electronic facsimile transmission (with receipt thereof electronically confirmed) or one day after having been sent by overnight courier to the parties at the addresses set forth on the signature pages hereto (or such other address for a party as shall be specified by like notice).

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date hereof.


                                      COVENTRY INDUSTRIES CORP.


                                      By:_____________________________________
                                      Robert Hausman, Chairman of the Board
                                      and Chief Executive Officer


ROBERT HAUSMAN                                    STEPHEN ROSEDALE


___________________                               _______________________
Address:                                          Address:


LESTER GANN                                       YUCATAN HOLDINGS


___________________
Address:                                          By:____________________
                                                  Name:
                                                  Address:

RONALD WILHELM                                    CONNIE STEINMETZ


Address:                                          Address:



STRATEGIC CAPITAL.                                ARIZONA DEVELOPMENT CORP.
HOLDINGS, INC




By:________________________                       By:________________________
Name:                                             Name:
Address:                                          Address:

                                   SCHEDULE A
                                   ----------









NAME                                       NUMBER OF SHARES
----                                       ----------------

Robert Hausman                             718,380

Lester Gann                                728,581

Ronald Wilhelm                             189,200

Stephen Rosedale                           756,800

Yucatan Holdings                           250,000

Connie Steinmetz                           145,000

Strategic Capital Holdings, Inc.           250,000

Arizona Development Corp.                  120,000